Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 29, 2026

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2026 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Texas.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2026 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, or ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). The Ex. D includes the financial statements of Trade Cert USA Ltd as it was in existence during the year ended December 31, 2025, but it has since been dissolved. Ex. D does not include the financial statements of ICE Digital Asset

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

Execution LLC, ICE Derivatives Execution Services, LLC, and ICE Private Credit Intelligence, LLC, because such entities were not affiliates of the Exchanges during the year ended December 31, 2025.

Also enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for the Exchanges. For Exhibit F, the Exchanges are each filing an amendment containing an updated complete set of forms pertaining to the application for membership, participation, or subscription, and the application for approval as a person associated with a member, participant, or subscriber. Specifically, the Exchanges are each filing an updated Application for Membership and an updated Equities Clearing Letter of Consent, each of which was updated to add new services as well to make various formatting changes. Additionally, NYSE and NYSE American are each filing an updated Reg Only Form - Existing Member and Reg Only Form - New Member, each of which was updated to now include NYSE American equities. NYSE American and NYSE Arca are each filing an updated Options Clearing Letter of Consent which was been updated for new references to rule numbers. Finally, NYSE, NYSE American, NYSE Arca, and NYSE Texas are each filing an updated Application for Individual Registration or Non-Registered Associated Person (NRF) Designation which separates the options vs. equities floor sections.

Additionally, enclosed please find an amendment to Exhibit H for NYSE, NYSE Arca, and NYSE Texas that constitutes a complete set of documents comprising their listing applications. Specifically, for Exhibit H NYSE, NYSE Arca and NYSE Texas are each filing the form for application for an initial listing of a fund by a new issuer; a supplemental application for an existing issuer to list a new fund; and a supplemental application for an existing issuer to make a change to an existing listed fund. Each of the applications has been formatted to present all of the different options that an issuer may be required to fill out depending on the type of fund they are seeking to list (or the type of change they are seeking to do).

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005

26000306

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/26 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) ~~Martha Redding, Corporate Secretary~~ (Printed Name and Title)

Subscribed and sworn before me this 29th day of June (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 11/27/28 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires ~~May 29, 2024~~ November 27, 2028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2026

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2026

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, and ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Trade Cert USA Ltd, as it was in existence during the year ended December 31, 2025, but it has since been dissolved.

This Exhibit D does not include the financial statements of ICE Digital Asset Execution, LLC, ICE Derivatives Execution Services, LLC, and ICE Private Credit Intelligence, LLC, because such entities were not an affiliate of the Exchange during the year ended December 31, 2025.

American Financial Exchange Holdings, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

AMERICAN FINANCIAL EXCHANGE, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	597
Accounts receivable, net of allowance			43
Prepaid expenses and other current assets			58
	Current assets		698
OTHER NON-CURRENT ASSETS:			
Goodwill			172
	Other non-current assets		172
	Assets		870
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			18
Due to affiliates, net			591
	Current liabilities		609
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - noncurrent			2,503
	Non-current liabilities		2,503
	Liabilities		3,112
EQUITY:			
Contributed capital			230
Retained deficit			(2,472)
	Equity		(2,242)
	Total liabilities and equity	$	870

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

AMERICAN FINANCIAL EXCHANGE, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total Fixed Income & Data Services Revenues	$	433
Total revenue		433
Professional services		130
Technology and communications		264
Selling, general & administration		12
Amortization & depreciation expense		478
Service & license fees to affiliate		268
Operating expenses		1,152
Operating loss		(719)
Income tax expense		1,753
Net loss	$	(2,472)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,133
Current assets		2,133
NONCURRENT ASSETS:		
Goodwill		3,159
Other intangibles, net		239
Noncurrent assets		3,398
Total assets	$	5,531
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		296
Current liabilities		296
NONCURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		62
Noncurrent liabilities		62
Total liabilities	$	358
EQUITY:		
Retained earnings		5,173
Total equity		5,173
Total liabilities and equity	$	5,531

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Fixed Income Data Services		10
Total Revenue		10
Technology and communications		3
Amortization and depreciation		358
Operating expenses		361
Operating loss		(351)
Income tax benefit		(94)
Net loss	$	(257)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS		
Investment in affiliate	$	3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BKFS I Services, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	77
Income tax receivable		1
Current assets		78
Assets		78
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Due to affiliates, net		5,648
Current liabilities		5,648
Liabilities		5,648
SHAREHOLDERS EQUITY:		
Additional paid-in capital		-
Retained deficit		(5,570)
Equity		(5,570)
Total liabilities and equity	$	78

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BKFS I Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and benefits	(174)
Professional services	76
Selling, general and administrative	167
Operating expenses	**69**
Operating loss	**(69)**
Net loss	**(69)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Data & Analytics, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash	$	6
Accounts receivable, net of allowance		15,826
Prepaid expenses and other current assets		15,900
Due from affiliates, net		542,347
Current assets		574,079
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		13,911
Accumulated depreciation		(7,782)
Property and equipment, net		6,129
NON-CURRENT ASSETS:		
Goodwill		3,500
Deferred contract costs		2,737
Other non-current assets		4,875
Other non-current assets		11,112
Assets		591,320
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,684
Deferred revenue		8,706
Current liabilities		12,390
NON-CURRENT LIABILITIES:		
Other non-current liabilities		583
Deferred revenue - long term		1,000
Non-current liabilities		1,583
Liabilities		13,973
SHAREHOLDERS EQUITY:		
Additional paid-in capital		294,761
Retained earnings		282,586
Equity		577,347
Total liabilities and equity	$	591,320

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Data & Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$	154,012
Total revenue		**154,012**
Compensation and benefits		1,250
M&A		1,565
Technology and communication		39,566
Rent and occupancy		(1)
Selling, general and administrative		11,270
Depreciation and amortization		4,800
Affiliate expense		5,694
Operating expenses		**64,144**
Operating income		**89,868**
Other income, net		(1)
Other income, net		**(1)**
Net income		**89,867**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	189
Income tax receivable		6,272
Current assets		6,461
NON-CURRENT ASSETS:		
Deferred tax assets		-
Other non-current assets		-
Assets		6,461
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilites		20
Due to affiliates, net		482,962
Current liabilities		482,982
Liabilities		482,982
SHAREHOLDERS EQUITY:		
Additional paid-in capital		-
Retained deficit		(477,339)
Accumulated other comprehensive income		818
Equity		(476,521)
Total liabilities and equity	$	6,461

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Professional Services	20
Selling, general and administrative	(7)
Operating expenses	**12**
Operating loss	**(12)**
Interest expense	-
Other expense, net	**-**
Pre-tax net loss	**(12)**
Income tax benefit	(9,180)
Net income	**9,168**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Financial Services, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Other current assets	$ -
Current assets	-
Assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	12
Due to affiliates, net	1
Current liabilities	13
Liabilities	13
SHAREHOLDERS EQUITY:	
Additional paid-in capital	-
Retained earnings	(13)
Equity	(13)
Total liabilities and equity	$ (0)

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Professional Services	12
Selling, general and administrative	0
Operating expenses	**12**
Operating loss	**(12)**
Net loss before equity earnings	**(12)**
Equity Earnings in Subsidiaries	0
Net loss	**(12)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Government Solutions, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets		$ -
	Current assets	-
	Assets	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		2
	Current liabilities	2
	Liabilities	2
SHAREHOLDERS EQUITY:		
Retained deficit		(2)
	Equity	(2)
	Total liabilities and equity	$ -

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	10
Income tax receivable		112,799
Current assets		112,809
NON-CURRENT ASSETS:		
Goodwill		9,404,172
Other intangibles, net		3,950,695
Other non-current assets		13,354,867
Assets		13,467,676
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		77
Due to affiliates, net		106,897
Current liabilities		106,974
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		1,031,044
Non-current liabilities		1,031,044
Liabilities		1,138,018
SHAREHOLDERS EQUITY:		
Additional paid-in capital		17,194
Contributed capital		11,799,830
Retained earnings		512,634
Equity		12,329,658
Total liabilities and equity	$	13,467,676

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and benefits	-
Professional Services	135
Rent and Other Occupancy	0
Selling, general and administrative	93
Depreciation and amortization	429,472
Affiliate expense	6,149
Operating expenses	**435,849**
Operating loss	**(435,849)**
Pre-tax net loss	**(435,849)**
Income tax benefit	100,538
Net loss	**(335,311)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight InfoServ, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,433
Due from affiliates, net		2,270,934
Income tax receivable		300
Current assets		2,272,667
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		174
Accumulated depreciation		(76)
Property and equipment, net		98
NON-CURRENT ASSETS:		
Other non-current assets		1,135
Deferred tax assets		58,688
Other non-current assets		59,823
Assets		2,332,588
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		528
Accrued Salaries and Benefits		1,829
Income Tax Payable		436
Current liabilities		2,793
NON-CURRENT LIABILITIES:		
Other non-current liabilities		19,826
Accrued Employee Benefits Long Term		15,084
Long Term Debt		2,382
Non-current liabilities		37,291
Liabilities		40,084
SHAREHOLDERS EQUITY:		
Additional paid-in capital		200,665
Retained Earnings		2,092,229
Accumulated other comprehensive income		(390)
Equity		2,292,504
Total liabilities and equity	$	2,332,588

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight InfoServ, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and Benefits	426
Professional services	21
M&A	26,829
Selling, general and administrative	154
Depreciation and amortization	33
Operating expenses	**27,463**
Operating loss	**(27,463)**
Affiliate interest income	61,728
Interest expense	(133)
Other income, net	0
Other income, net	**61,595**
Pre-tax net loss	**34,132**
Income tax expense	115,764
Net loss before equity earnings	**(81,632)**
Equity Earnings in Subsidiaries	-
Net loss	**(81,632)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight IP Holding Company, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets		$ -
	Current assets	-
	Assets	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		2
	Current liabilities	2
SHAREHOLDERS EQUITY:		
Member capital		(2)
	Equity	(2)
	Total liabilities and equity	$ -

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Servicing Technologies, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Accounts receivable, net of allowance		110,998
Prepaid expenses and other current assets		25,890
Due from affiliates, net		3,032,036
Income tax receivable		30
Current assets		3,168,958
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		151,572
Accumulated depreciation		(61,434)
Property and equipment, net		90,138
NON-CURRENT ASSETS:		
Other non-current assets		12,474
Other non-current assets		12,474
Assets		3,271,570
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,100
Other current liabilities		2,794
Deferred revenue		8,394
Current liabilities		15,288
NON-CURRENT LIABILITIES:		
Other non-current liabilities		2,312
Deferred revenue - long term		11,056
Non-current liabilities		13,368
Liabilities		28,656
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(156,678)
Retained earnings		1,684,552
Members Capital		1,715,040
Equity		3,242,914
Total liabilities and equity	$	3,271,570

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Servicing Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ 871,015
Total revenue	**871,015**
Compensation and benefits	2,130
Professional Services	1,489
M&A Expenses	(8)
Technology and communication	59,222
Rent and occupancy	4,208
Selling, general and administrative	3,582
Depreciation and amortization	31,064
Intercompany Expense	9,853
Operating expenses	**111,541**
Operating income	**759,474**
Interest income	-
Other income, net	**-**
Pre-tax net income	**759,474**
Income tax expense	12
Net income	**759,462**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Technologies, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and Cash Equivalents		$	104
Prepaid expenses and other current assets			2,092
Income tax receivable			16
	Current assets		2,212
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			5,539
Accumulated depreciation			(2,873)
	Property and equipment, net		2,666
NON-CURRENT ASSETS:			
Investment in Sub			92,121
Other non-current assets			2,353
	Other non-current assets		94,473
	Assets		99,351
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accrued Payable and Accrued Liabilities			6,231
Other Current Liabilities			409
Deferred revenue			1,203
Due to affiliates, net			3,547,147
	Current liabilities		3,554,990
NON-CURRENT LIABILITIES:			
Other non-current liabilities			14,625
Deferred revenue - long term			117
	Non-current liabilities		14,742
	Liabilities		3,569,731
SHAREHOLDERS EQUITY:			
Additional paid-in capital			44,797
Retained deficit			(3,514,749)
Accumulated other comprehensive income			(428)
	Equity		(3,470,380)
	Total liabilities and equity	$	99,351

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$	32,642
Total revenue		**32,642**
Compensation and benefits		643
Professional Services		5,104
M&A		(1,830)
Technology and Communication		10,424
Rent and occupancy		77
Selling, general and administrative		(1,072)
Depreciation and amortization		1,086
Affiliate expense		18,314
Operating expenses		**32,746**
Operating loss		**(104)**
Interest income		-
Interest expense		-
Other income, net		0.01
Other income, net		**0**
Pre-tax net loss		**(104)**
Income tax benefit		11
Net loss before equity earnings		**(115)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

Total assets	**$ -**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate, net	$ 1
Current liabilities	1
Total liabilities	**1**
EQUITY:	
Member capital	2,703
Retained deficit	(2,704)
Equity	**(1)**
Total liabilities and equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	176
Other current assets		6
Current assets		182
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	**$**	**5,584**
LIABILITIES AND EQUITY:		
Total liabilities		-
EQUITY:		
Contributed capital		28,955
Retained deficit		(23,371)
Equity		**5,584**
Total liabilities and equity	**$**	**5,584**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Income Statement
Year Ended December 31, 2025
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	252
Operating revenues		**252**
OPERATING EXPENSES:		
Compensation and benefits		201
Professional services		1
Rent and occupancy		18
Selling, general and administrative		14
Operating expenses		**234**
Net income	**$**	**18**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	49
Income tax receivable		3
Due from affiliates, net		693
Current assets		745
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,077**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		4,950
Non-current liabilities		4,950
Total liabilities		**4,950**
EQUITY:		
Contributed capital		1,950
Retained earnings		24,082
Accumulated other comprehensive income		3,095
Equity		**29,127**
Total liabilities and equity	**$**	**34,077**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2025
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general & administration	25
Operating expenses	**25**
Operating loss	**(25)**
OTHER EXPENSE:	
Other expense	**5**
Pre-tax net loss	(30)
Income tax benefit	1,118
Net income	**$ 1,088**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CHXBD, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)

(in thousands)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES and EQUITY	
MEMBER EQUITY:	
Member capital	1
Total equity	1
Total liabilities and equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,527
Prepaid expenses and other current assets		14
Income tax receivable		43
Current assets		1,584
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,063
Accumulated depreciation		(1,063)
Property and equipement, net		-
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		929
Other noncurrent assets		22
Other non-current assets		951
Assets		2,535
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		116
Due to affiliates, net		3,529
Current liabilities		3,645
SHAREHOLDERS EQUITY:		
Contributed capital		605
Retained deficit		(1,715)
Equity		(1,110)
Total liabilities and equity	$	2,535

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)

Affiliate income	$	920
Total revenue		**920**
Compensation and benefits		861
Technology and communication		1
Rent and Other Occupancy		67
Selling, general and administrative		8
Depreciation and amortization		1
Operating expenses		**938**
Operating loss		**(18)**
Other income, net		-
Other income, net		**-**
Pre-tax net loss		**(18)**
Income tax expense		(7)
Net loss		**(11)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:				
	Cash and cash equivalents		$	2,589
	Accounts receivable, net of allowance			28
	Prepaid expenses and other current assets			71
	Current income tax receivable			22
		Current assets		2,710
PLANT PROPERTY AND EQUIPMENT:				
	Property and equipment cost			45,124
	Accumulated depreciation			(35,304)
		Property and equipment, net		9,820
OTHER NON-CURRENT ASSETS:				
	Goodwill			362,462
	Other intangibles, net			1,640
	Other noncurrent assets			5
		Other non-current assets		364,107
		Assets		376,637
LIABILITIES and EQUITY:				
CURRENT LIABILITIES:				
	Accounts payable and accrued liabilities			66
	Accrued salaries and benefits			8,046
	Due to affiliates, net			1,559
		Current liabilities		9,671
NON-CURRENT LIABILITIES:				
	Deferred tax liabilities - noncurrent			50,016
		Non-current liabilities		50,016
		Liabilities		59,687
EQUITY:				
	Additional Paid in Capital			51,639
	Contributed capital			404,872
	Retained deficit			(141,254)
	Accumulated other comprehensive income			1,693
		Equity		316,950
		Total liabilities and equity	$	376,637

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total Fixed Income & Data Services Revenues	$	39
Affiliate revenue		35,219
Total revenue		35,258
Compensation and benefits		29,690
Professional services		161
M&A Expenses		71
Technology and communications		146
Rent and other occupancy		850
Selling, general & administration		779
Amortization & depreciation expense		6,129
Service & license fees to affiliate		5,115
Operating expenses		42,941
Operating loss		(7,683)
Interest income		107
Interest income from affiliates		2,300
Other income, net		58
Other income, net		2,465
Pre-tax net loss		(5,218)
Income tax expense		1,091
Net loss	$	(6,309)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	4,808
Accounts receivable, net of allowance		1,196
Due from affiliates, net		93,945
Assets	$	99,949
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Current liabilities		4
Liabilities		4
Contributed capital		90,240
Retained earnings		9,703
Equity	$	99,943
Total liabilities and equity	$	99,947

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	2,067
Total revenue		2,067
Selling, general & administration		(108)
Affiliate expense		5
Operating expenses		(103)
Operating income		2,170
Other income, net		568
Pre-tax net income		2,738
Net income	$	2,738

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Income Tax Receivable	$	10
Due from affiliates, net		7,796
Current Assets		7,806
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	523
Other noncurrent assets		523
Assets	$	8,329
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		-
Current liabilities		-
EQUITY:		
Contributed Capital		203,192
Retained deficit		(195,445)
Accumulated other comprehensive income		582
Equity		8,329
Total liabilities and equity	$	8,329

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Other income, net		119
Pre-tax net income		119
Income tax expense		169
Net loss	$	(50)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

eCops, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	226
Income Tax Receivable		99
Due from affiliate, net		1,834
Current assets		2,159
NON-CURRENT ASSETS:		
Deferred Tax Asset		79
Non-current assets		79
Total assets	**$**	**2,238**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		60
Accrued salaries and benefits		265
Current liabilities		**325**
EQUITY:		
Contributed capital		1,849
Retained earnings		64
Equity		**1,913**
Total liability and equity	**$**	**2,238**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2025
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general and administrative	393
Operating expenses	**393**
Pre-tax net loss	(393)
Income tax benefit	(131)
Net Loss	**$ (262)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	**1**
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	**1**
Total equity	**$ 1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE 4165, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

OTHER NON-CURRENT ASSETS:		
Operating Lease Right of Use Asset	$	903
Property and Equipment		14,280
Accumulated depreciation		(5,625)
Other Non Current Assets		13
Non-current assets		9,571
Total assets		**9,571**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued payable and Accrued Liabilities	$	78
Other Current Liabilities		66
Due to affilates, net		3,171
Current liabilities		3,315
NON CURRENT LIABILITIES:		
Other Non current liabilities	$	860
Non Current liabilities		860
EQUITY:		
Member capital		5,396
Equity		5,396
Total liabilities and equity	**$**	**9,571**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(13)
Amortization and Depreciation	782
Operating expenses	769
Operating loss	(769)
Pre-tax net loss	(769)
Income tax expense	0
Net loss	$ (769)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost	$	146,091
Accumulated depreciation		(88,220)
Property and equipment, net		57,871
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	58,009
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,511
Due to affiliate, net		28,836
Current liabilities		30,347
Total liabilities		30,347
EQUITY:		
Contributed capital		37,776
Retained deficit		(10,114)
Equity		27,662
Total liabilities and equity	$	58,009

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 5660, LLC
Income Statement
Year Ended December 31, 2025
(Unaudited)
(in thousands)

OPERATING EXPENSES:		
Professional Services		771
Rent and other occupancy		4,449
Selling, general and administrative		3,782
Amortization and depreciation expense		6,757
Operating expenses		**15,759**
Net loss	**$**	**(15,759)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	931
Income Tax receivable		-
Prepaid expenses and other current assets		18
Current assets		949
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,076
Accumulated depreciation		(801)
Property and equipment, net		1,275
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax assets - noncurrent		268
Other non-current assets		1,394
Assets		3,618
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		472
Accrued salaries and benefits		235
Due to affiliates, net		24,055
Current liabilities		24,762
Liabilities		24,762
SHAREHOLDERS EQUITY:		
Contributed capital		672
Retained deficit		(21,816)
Equity		(21,144)
Total liabilities and equity	$	3,618

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,417
Professional Services	3
Technology and communication	717
Rent and occupancy	33
Selling, general and administrative	72
Depreciation and amortization	174
Affiliate expense	0
Operating expenses	**2,416**
Operating loss	**(2,416)**
Other income (expense), net	0
Other expense, net	**0**
Pre-tax net loss	**(2,416)**
Income tax benefit	633
Net loss	**(1,783)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Due from affiliate, net	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC

Balance Sheet

As of December 31, 2025

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	191,167
Cash - clearing member deposits		27,950,941
Accounts receivable, net of allowance		10,705
Restricted Cash		97,400
Prepaid expenses and other current assets		17,488
Current Assets		28,267,701
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		67,408
Accumulated depreciation		(58,389)
Property and equipment, net		9,019
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	28,326,720
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	87,951
Accrued salaries and benefits		6,515
Due from affiliates, net		2,923
Margin deposits and guaranty funds		27,950,941
Deferred revenue		4,000
Current liabilities		28,052,330
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		0
Noncurrent liabilities		0
Liabilities		28,052,330
EQUITY:		
Contributed capital		126,800
Retained earnings		147,590
Total equity		274,390
Total liabilities and equity	$	28,326,720

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	318,222
Fixed Income Data Services		355
Affiliate revenue		370
Total Revenue		318,947
Expenses:		
Compensation and benefits		23,188
Professional services		405
Mergers and Acquisitions		0
Technology and communication		7,917
Rent and occupancy		1,076
Selling, general and administrative		2,472
Depreciation and amortization		8,257
Service and license fees to affiliates		45,640
Operating Expenses		88,955
Operating Income		229,992
Other income, net		11,138
Pre-Tax Net Income		241,130
Income tax expense		-
Net Income	$	241,130

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	37,961
Margin deposits and guaranty funds		7,904,565
Restricted Cash		113,100
Accounts receivable, net of allowance		39,041
Current income tax receivable		142
Prepaid expenses and other current assets		2,601
Current assets		8,097,410
Other non-current assets:		
Restricted Cash LT		75,187
Deferred tax asset - noncurrent		5,339
Other non-current assets		80,526
Total assets		8,177,936
Current liabilities:		
Accounts payable and accrued liabilities		25,172
Accrued salaries and benefits		2,177
Margin deposits and guaranty funds		7,904,565
Deferred Revenue		1,550
Due to affiliates, net		38,975
Current liabilities		7,972,439
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		20,381
Noncurrent Liabilities		20,381
Total liabilities		7,992,820
Equity:		
Contributed capital		73,007
Retained earnings		112,109
Total equity		185,116
Total liabilities and equity		8,177,936

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	300,738
Other revenues		37,749
Service and license fees for affiliates		1,387
Total revenues		339,874
Expenses:		
Compensation and benefits		11,123
Professional services		1,492
Technology and communication		1,173
Rent and occupancy		441
Selling, general and adminstrative		3,487
Service and license fees to affiliates		58,122
Operating expenses		75,838
Operating income		264,036
Other income, net		10,411
Interest expense to affiliates		(1,027)
Other income, net		9,384
Pre-tax net income		273,420
Income tax expense		52,434
Net income	$	220,986

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS		
Due from affiliates, net	$	61
Income Tax Receivable		2
		63
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		913
Accumulated depreciation		(913)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**4,839**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		8,940
Retained deficit		(4,101)
Equity		**4,839**
Total liabilities and equity	**$**	**4,839**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year eı December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchanı Commission.

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2025
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Amortization & depreciation expense		0
Operating expenses		**0**
Other Income net		**(1)**
Pre-tax net Income		**(1)**
Income tax expense		1
Net Income	**$**	**(2)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net	$	2,697
Prepaid expenses and other current assets		266
Income tax receivable		16
Due from affiliates, net		13,439
Current assets		16,418
Property and equipment:		
Property and equipment cost		79,831
Accumulated depreciation		(62,664)
Property and equipment, net		17,167
Other non-current assets:		
Other noncurrent assets		68
Other non-current assets		68
Total assets	$	33,653

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		148
Accrued salaries and benefits		4,684
Deferred revenue		46
Current liabilities		4,878
Non-current liabilities:		
Other noncurrent liabilities		1,221
Non-current liabilities		1,221
Total liabilities		6,099
Equity:		
Contributed capital		13,465
Retained earnings		14,089
Total equity		27,554
Total liabilities and equity	$	33,653

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	26,882
Affiliate revenue		-
Total revenues		26,882
Expenses:		
Compensation and benefits		11,594
Professional services		81
Mergers and acquisitions		56
Technology and communication		1,112
Rent and occupancy		369
Selling, general and administrative		(1,774)
Depreciation and amortization		10,924
Operating expenses		22,362
Operating income		4,520
Other income, net		11
Pre-tax net income		4,531
Income tax expense		7
Net income	$	4,524

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net	$	15,624
Income tax receivable		32
Due from affiliates, net		41,157
Prepaid expenses and other current assets		957
Current assets		57,770
Property and equipment:		
Property and equipment cost		32,880
Accumulated depreciation		(21,470)
Property and equipment, net		11,410
Other non-current assets:		
Other noncurrent assets		518
Deferred tax assets- non-current		3,367
Other non-current assets		3,885
Total assets	$	73,065

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,400
Accrued salaries and benefits		6,572
Current liabilities		9,972
Non-current liabilities:		
Other noncurrent liabilities		168
Non-current liabilities		168
Total liabilities		10,140
Equity:		
Contributed capital		14,862
Retained earnings		48,063
Total equity		62,925
Total liabilities and equity	$	73,065

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	-
Data services fees, net		93,308
Total revenues		93,308
Expenses:		
Compensation and benefits		31,427
Professional services		3
Mergers and acquisitions		165
Technology and communication		20,945
Rent and occupancy		979
Selling, general and administrative		1,192
Depreciation and amortization		4,538
Affiliate expense		18,185
Operating expenses		77,434
Operating income		15,874
Other income, net		(2,089)
Other income, net		(2,089)
Pre-tax net income		13,785
Income tax expense		3,873
Net income	$	9,912

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Accounts receivable, net	19,962
Prepaid expenses and other current assets	376
Due from affiliate, net	30,988
Current income tax receivable	11
Current assets	**51,337**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	86,680
Accumulated depreciation	(64,613)
Property and equipment, net	**22,067**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	568
Other non-current assets	53
Deferred Income Tax Asset Non Current	6,936
Other non-current assets	**314,279**
Total assets	**$ 387,683**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,166
Accrued salaries and benefits	216
Deferred revenue	31,010
Current liabilities	**32,392**
NON-CURRENT LIABILITIES:	
Other non-current liabilities	699
Non-current liabilities	**699**
Total liabilities	**33,091**
EQUITY:	
Additional paid-in-capital	29,269
Retained earnings	325,323
Total equity	**354,592**
Total Liabilities and equity	**$ 387,683**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Data services fees, net	$	88,463
Affiliate revenue		26
Total revenue		**88,489**
Compensation and benefits		2,019
Professional services		82
Technology and communication		10,534
Rent and occupancy		100
Selling, general and administrative		105
Depreciation and amortization		12,715
Affiliate expense		41,687
Operating expenses		**67,242**
Operating income		**21,247**
Other expense, net		577
Other income, net		**577**
Pre-tax net income		**21,824**
Income tax expense		4,223
Net income		**17,601**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	417
Accounts receivable, net of allowance		46,241
Due from affiliates, net		324,138
Income tax receivable		30
Prepaid expenses and other current assets		2,119
Current assets		372,945
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		33,651
Accumulated depreciation		(25,600)
Property and equipment, net		8,051
NON-CURRENT ASSETS:		
Goodwill		94,584
Other intangibles, net		12,302
Other non-current assets		106,886
Assets		487,882
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,182
Accrued salaries and benefits		3,906
Deferred revenue		60
Current liabilities		6,148
NON-CURRENT ASSETS:		
Other non-current liabilities		61
Liabilities		6,209
SHAREHOLDERS EQUITY:		
Additional paid in capital		12,151
Retained earnings		469,522
Equity		481,673
Total liabilities and equity	$	487,882

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Data services fees, net	$	150,862
Affiliate revenues		3,057
Total revenue		**153,919**
Compensation and benefits		14,015
Professional services		444
Mergers and acquisitions		111
Technology and communication		11,850
Rent and Other Occupancy		82
Selling, general and administrative		834
Depreciation and amortization		6,298
Affiliate expenses		5,245
Operating expenses		**38,879**
Operating income		**115,040**
Affiliate interest income		12,905
Other income		(62)
Other income, net		**12,843**
Pre-tax net income		**127,883**
Income tax expense		703
Net income		**127,180**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	35
Accounts Receivable, net		16,950
Prepaid Expenses and Other Current Assets		75
Due from affiliates, net		166,891
Income tax receivable		60
Current Assets		184,011
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		-
Accumulated depreciation		-
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		13
Other non-current assets		11
Other Noncurrent Assets		78,326
Total assets	**$**	**262,337**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		895
Accrued salaries and benefits		1,859
Deferred Revenue		3,336
Current Liabilities		**6,090**
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,909
Other non-current liablities		10
Non-current Liabilities		**2,919**
Total liabilities		**9,009**
EQUITY:		
Retained Earnings		163,444
Contributed Capital		89,884
Equity		**253,328**
Total liabilities and equity	**$**	**262,337**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2025
(Unaudited)
(in thousands)

REVENUES:		
Market data revenue		70,971
Revenue from affiliate, net		1,988
Operating Revenues		**72,959**
OPERATING EXPENSES:		
Compensation and benefits		10,899
Professional services		101
Technology and communication		3,103
Rent and occupancy		436
Selling, general & administrative		593
Depreciation & amortization expense		100
Intercompany expense		3,645
Operating expenses		**18,877**
OTHER INCOME:		
Other income		**38**
Pre-tax net income		54,120
Income tax expense		13,110
Net income	$	**41,010**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	2,160
Accounts receivable, net of allowance		163,951
Prepaid expenses and other current assets		9,545
Income tax receivable		30
Due from affiliates, net		2,353,273
Current assets		2,528,959
Property and equipment:		
Property and equipment cost		18,485
Accumulated depreciation		(17,261)
Property and equipment, net		1,224
Other non-current assets:		
Investment in Sub		4,530
Other noncurrent assets		1,217
Other non-current assets		5,747
Total assets	$	2,535,930

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		18,479
Accrued salaries and benefits		15,543
Deferred revenue		534
Current liabilities		34,556
Non-current liabilities:		
Other noncurrent liabilities		1,052
Non-current liabilities		1,052
Total liabilities		35,608
Equity:		
Contributed capital		46,860
Retained earnings		2,453,462
Total equity		2,500,322
Total liabilities and equity	$	2,535,930

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Pricing & Reference Data, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	841,876
Affiliate revenue	19,104
Total revenues	860,980
Expenses:	
Compensation and benefits	80,312
Professional services	2,024
Mergers and acquisitions	167
Technology and communication	79,596
Rent and occupancy	1,956
Selling, general and administrative	226
Depreciation and amortization	869
Affiliate expense	38,610
Operating expenses	203,760
Operating income	657,220
Other expenses, net	1,495
Pre-tax net income	658,715
Income tax expense	15
Net income	$ 658,700

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services International, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)

(in thousands)

Current assets:		
Due from affiliates, net	$	514,972
Current assets		514,972
Other non-current assets:		
Investment in subsidiaries		747,635
Deferred tax assets non current		3
Goodwill		(1,066)
Other non-current assets		746,572
Total assets	$	1,261,544
Non-current Liabilities:		
Deferred Tax Liabilities Non Current		-
Non-current liabilities		-
Total liabilities	$	-
Equity:		
Retained earnings		1,261,544
Total equity		1,261,544
Total liabilities and equity	$	1,261,544

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services International, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		18,634
Other Income, Net		327
Other income		18,961
Pre-tax net income		18,961
Income tax expense		4,840
Net income	$	14,121

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	1,011
Accounts receivable, net of allowance		1,028
Due from affiliate, net		18,178
Prepaid expenses and other current assets		29
Current assets		20,246
Property and equipment:		
Property and equipment cost		58
Accumulated depreciation		(58)
Property and equipment, net		-
Other non-current assets:		
Investment in subsidiaries		479
Goodwill		212
Other non-current assets		691
Total assets	$	20,937
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		563
Current liabilities		563
Total liabilities		563
Equity:		
Retained earnings		20,374
Total equity		20,374
Total liabilities and equity	$	20,937

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	5,581
Total revenues		5,581
Expenses:		
Professional services		-
Technology and communication		4,383
Selling, general and administrative		(11)
Depreciation and amortization		88
Affiliate expense		845
Operating expenses		5,305
Operating income		276
Affiliate interest income		976
Other income, net		(1)
Pre-tax net income		1,251
Income tax expense		-
Net income	$	1,251

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	$ 11,326
Prepaid expenses and other current assets	8,209
Current Income Tax Receivable	902
Due from affiliates, net	219,095
Current assets	239,532
Property and equipment:	
Operating Lease Right of Use Asset	75,904
Property and equipment cost	567,361
Accumulated depreciation	(373,091)
Property and equipment, net	270,174
Other non-current assets:	
Goodwill	43,719
Other Intangibles, Net	8,775
Investment in subsidiaries	874,237
Deferred tax assets- non-current	39,765
Other noncurrent assets	256
Other non-current assets	966,752
Total assets	$ 1,476,458

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	19,930
Accrued salaries and benefits	28,437
Deferred revenue	5,948
Current liabilities	54,315
Non-current liabilities:	
Other noncurrent liabilities	117,664
Non-current liabilities	117,664
Total liabilities	171,979
Equity:	
Contributed capital	96,975
Retained earnings	1,207,558
Accumulated Other Comprehensive Income	(54)
Total equity	1,304,479
Total liabilities and equity	$ 1,476,458

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Statement of Income
As of December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	27,144
Total revenues		27,144
Expenses:		
Compensation and benefits		108,158
Professional services		1,005
M&A Expenses		11,080
Technology and communication		21,836
Rent and occupancy		4,277
Selling, general and administrative		10,033
Depreciation and amortization		70,832
Affiliate expense		98,727
Operating expenses		325,948
Operating loss		(298,804)
Affiliate interest income		124,480
Other income, net		(685)
Other expense, net		**123,795**
Pre-tax net loss		**(175,009)**
Income tax expense		134,812
Net loss	**$**	**(309,821)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE DIGITAL TRUST, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:				
	Restricted Cash		$	9,887
	Prepaid expenses and other current assets			149
		Current assets		10,036
PLANT PROPERTY AND EQUIPMENT:				
	Property and equipment cost			252
	Accumulated depreciation			(28)
		Property and equipment, net		224
		Assets		10,260
LIABILITIES and EQUITY:				
CURRENT LIABILITIES:				
	Accounts payable and accrued liabilities			195
	Accrued salaries and benefits			168
	Due to affiliates, net			815
		Current liabilities		1,178
		Liabilities		1,178
EQUITY:				
	Additional Paid in Capital			6
	Contributed capital			11,009
	Retained deficit			(1,933)
		Equity		9,082
		Total liabilities and equity	$	10,260

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE DIGITAL TRUST, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	$	-
Compensation and benefits		689
Professional services		115
Technology and communications		174
Selling, general & administration		26
Amortization & depreciation expense		28
Service & license fees to affiliate		969
Operating expenses		2,001
Operating loss		(2,001)
Interest income		68
Other income, net		68
Pre-tax net loss		(1,933)
Income tax expense		-
Net loss	$	(1,933)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Direct Clear, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	722
Accounts receivable, net		774
Due from affiliates, net		14,749
Current assets		16,245
Assets		16,245
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Current liabilities	$	-
NON-CURRENT LIABILITIES:		
Other non-current liabilities		356
Non-current liabilities		356
Liabilities		356
SHAREHOLDERS EQUITY:		
Retained earnings		15,889
Equity		15,889
Total liabilities and equity	$	16,245

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	6,206
Total revenue		**6,206**
Selling, general and administrative		39
Professional services		26
Affiliate expense		1,048
Operating expenses		**1,113**
Operating income		**5,093**
Affiliate interest income		437
Other expense, net		**437**
Pre-tax net income		**5,529**
Net income		**5,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,593
Accounts receivable, net		394
Current assets		2,987
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		14,201
Accumulated depreciation		(10,731)
Property and equipment, net		3,470
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		80,000
Other non-current assets		80,000
Total assets	$	86,457
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliates, net		4,519
Current liabilities		4,519
Total liabilities		4,519
EQUITY:		
Retained earnings		81,937
Total equity		81,937
Total liabilities and equity	$	86,457

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,099
Total Revenue		1,099
Expenses:		
Professional Services		(88)
Selling, General and Administration		(1)
Depreciation and amortization		2,492
Affiliate expense		538
Operating expenses		2,941
Operating loss		(1,842)
Other Income (Expense)		(2)
Pre-tax net loss		(1,844)
Income tax benefit		-
Net loss	$	(1,844)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	-
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	3,264
Restricted cash		50,600
Income tax receivable		203
Prepaid expenses and other current assets		327
Due from affiliates, net		56,357
Current assets		110,751
Property and equipment:		
Property and equipment cost		52
Accumulated depreciation		(36)
Property and equipment, net		16
Other non-current assets:		
Goodwill		912,505
Other intangibles assets, net		281,169
Investment in Sub		51,967
Other noncurrent assets		1,287
Other non-current assets		1,246,928
Total assets	$	1,357,695

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	18,654
Accrued salaries and benefits		3,397
Deferred revenue		73
Current liabilities		22,124
Non-current liabilities:		
Deferred tax liabilities - noncurrent		74,989
Other noncurrent liabilities		8,614
Non-current liabilities		83,603
Total liabilities		105,727
Equity:		
Contributed capital		39,633
Retained earnings		1,212,335
Total equity		1,251,968
Total liabilities and equity	$	1,357,695

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	46,182
Revenues from affiliates		203,357
Total revenues		249,539
Expenses:		
Compensation and benefits		14,269
Professional services		703
Technology and communication		27,884
Rent and occupancy		563
Selling, general and adminstrative		4,438
Depreciation and amortization		1,288
Service and license fees to affiliates		55,621
Operating expenses		104,766
Operating income		144,773
Other income, net		3,987
Other income, net		3,987
Pre-tax net income		148,760
Income tax expense		37,608
Net income	$	111,152

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	5
Prepaid expenses and other current assets		8
Due from affiliates, net		52,052
Current Assets		52,065
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		1,203
Other Noncurrent Assets		1,203
Total assets	**$**	**53,268**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		40
Accrued salaries and benefits		3,144
Current Liabilities		**3,184**
Total liabilities		**3,184**
EQUITY:		
Additional Paid in Capital		30,386
Retained Earnings		19,698
Equity		**50,084**
Total liabilities and equity	**$**	**53,268**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Income Statement
Year Ended December 31, 2025
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	17,469
Operating Revenues	**17,469**
OPERATING EXPENSES:	
Compensation and benefits	11,249
Professional services	422
Rent and occupancy	399
Technology and communication	6
Selling, general & administrative	649
Intercompany expense	3,525
Operating expenses	**16,250**
Other Income, Net	(105)
Pre-tax net income	**1,114**
Income tax expense	440
Net income	**$ 674**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	59
Current assets		59
Other non-current assets:		
Investment in subsidiary		73,801
Other non-current assets		73,801
Total assets	$	73,860

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	3,766
Current liabilities		3,766
Total liabilities		3,766
Non-Controlling Interest		8,426
Equity:		
Retained earnings		61,668
Total equity		61,668
Total liabilities and equity	$	73,860

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Affiliate expenses		1,447
Operating expenses		1,449
Operating loss		(1,449)
Intercompany Interest Expense		(104)
Other expense, net		(104)
Pre-tax net loss		(1,553)
Income tax expense		(19)
Net loss	$	(1,534)
Net income from continuing operations attributable to non-controlling interest	$	7,956
Net income attributable to ICE	$	6,422

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2025

(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		28,325
Investment in subsidiary		203,694
Other non-current assets		400,196
Assets		400,202
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		100,987
Current liabilities		100,987
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		131,852
SHAREHOLDERS EQUITY:		
Retained earnings		268,350
Equity		268,350
Total liabilities and equity	$	400,202

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Intercompany revenue	$	-
Total revenue		**-**
Depreciation and amortization		10,300
Operating expenses		**10,300**
Operating loss		**(10,300)**
Pre-tax net loss		**(10,300)**
Net loss		**(10,300)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

ASSETS:		
CURRENT ASSETS:		
Due from affiliates, net	$	42
Current Assets		42
NON-CURRENT ASSETS:		
Goodwill		34,628
Other intangibles		14,076
Investment in subsidiary		8,034
Non-Current Assets		56,738
Total assets	**$**	**56,780**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Current liabilities	$	-
NON-CURRENT LIABILITIES:		
Deferred tax liability		10,293
		10,293
Liabilities		10,293
Redeemable non controlling interest		21,729
EQUITY		
Retained earnings		24,758
Total equity		24,758
Total liabilities & Equity	**$**	**56,780**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Amortization and Depreciation		3,363
Operating expenses		3,363
Operating loss		(3,363)
Intercompany interest income		-
Other Income, Net		-
Other income		-
Pre-tax net loss		(3,363)
Income tax benefit		(3,092)
Net loss	$	(271)
Net income from continuing operations attributable to non-controlling interest	$	405
Net loss attributable to ICE	$	134

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	604
Accounts receivable, net		102,622
Prepaid expenses and other current assets		76,399
Current Income tax receivable		4,712
Due from affiliates, net		714,755
Current assets		899,092
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		883,230
Accumulated depreciation		(400,826)
Operating Lease Right of Use Asset		13,815
Property and equipment, net		496,219
OTHER NON-CURRENT ASSETS:		
Goodwill		7,737,774
Other intangibles, net		2,611,289
Other non-current assets		81,932
Other non-current assets		10,430,995
Assets		11,826,306
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		20,643
Accrued salaries and benefits		56,162
Other current liabilities		1,159
Deferred revenue		16,205
Current liabilities		94,169
NON-CURRENT LIABILITIES:		
Deferred tax liabilities Non current		691,836
Deferred revenue - Long term		694
Other non-current liabilities		38,085
Non-current liabilities		730,615
Liabilities		824,784
SHAREHOLDERS EQUITY:		
Additional paid-in capital		133,386
Contributed Capital		13,710
Retained earnings		10,854,426
Equity		11,001,522
Total liabilities and equity		11,826,306

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	804,122
Total revenue		**804,122**
Compensation and benefits		496,815
Professional services		8,780
Acquisition-related transaction and integration costs		18,692
Technology and communication		100,810
Rent and occupancy		5,429
Selling, general and administrative		40,467
Depreciation and amortization		447,811
Intercompany Expense		27,319
Operating expenses		**1,146,123**
Operating loss		**(342,001)**
Intercompany Interest Income		44,731
Other expense, net		2,241
Other income, net		**46,972**
Pre-tax net loss		**(295,029)**
Income tax benefit		86,521
Net loss		**(208,508)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	359
Accounts receivable net of allowance		3
Prepaid expenses and other current assets		1,091
Due from affiliate, net		147
Income tax receivable		22
Current assets		1,622
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		46
Operating lease right of use asset		192
Accumulated depreciation		(46)
Property and equipment, net		192
NON-CURRENT ASSETS:		
Deferred tax assets- non-current		8
Other non-current assets		8
Assets		1,822
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		393
Other current liabilities		20
Current liabilities		413
NON-CURRENT LIABILITIES:		
Other non current liability		176
		176
Liabilities		589
SHAREHOLDERS EQUITY:		
Additional paid in capital		66
Retained earnings		1,117
Accumulated other comprehensive income		50
Equity		1,233
Total liabilities and equity	$	1,822

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Affiliate revenues	$	2,523
Total revenue		**2,523**
Compensation and benefits		2,218
Professional Services		26
Technology and communication		3
Rent and other occupancy		66
Selling, general and administrative		34
Depreciation and amortization		0
Operating expenses		**2,347**
Operating income		**176**
Other income, net		(55)
Pre-tax net income		**121**
Income tax expense		32
Net income		**89**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2025
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in Subsidiary		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	-
	Current liabilities		-
EQUITY:			
Retained earnings			8,536
	Equity		8,536
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6,124
Restricted cash		420
Prepaid expenses and other current assets		31
Due from affiliate, net		21,832
Current assets		28,407
Total assets	**$**	**28,407**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1
Current liabilities		1
EQUITY:		
Contributed capital		9,200
Retained earnings		19,207
Equity		**28,407**
Total liabilities and equity	**$**	**28,408**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2025
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	4,828
Operating revenues		4,828
OPERATING EXPENSES:		
Compensation and benefits		20
Professional Services		68
Technology Expenses		96
Selling, general & administrative		14
Service and license fees to affiliate		1,778
Operating expenses		**1,976**
Operating income		**2,852**
Net income	**$**	**2,852**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

ASSETS:		
NON CURRENT ASSETS:		
Investment in Subsidiary	$	543
Non current assets		**543**
Total assets	**$**	**543**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	1
Current liabilities		1
EQUITY:		
Retained Earnings		542
Equity		**542**
Total Equity	**$**	**543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Investment in subsidiary	$	5
Total assets		**5**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES		
Due to affiliates, net	$	1
Current liabilities		1
EQUITY:		
Member capital		4
Equity		4
Total Liabilities and Equity	**$**	**5**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK LP, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Due from affiliate, net	$	9
Current assets		**9**
Non-current assets:		
Investment in Subsidiary		15
Non-current assets		**15**
Total assets		**24**
Liabilities and Equity		
CURRENT LIABILITIES:		
Income Tax Payable		2
Current liabilities		**2**
Equity:		
Retained earnings		22
Total equity		**22**
Total liabilities and equity	**$**	**24**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	4,381
Current income tax receivable		314
Due from affiliate		310
Current assets		5,005
Non current assets:		
Investment in subsidiary		450,985
Deferred Tax Asset		7
Non current assets		450,992
Total assets	$	455,997
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities	$	569
Current liabilities		569
Equity:		
Contributed capital		46,258
Retained earnings		409,170
Total equity		455,428
Total liabilities and equity	$	455,997

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Income Statement
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Total revenues		**-**
Operating expenses:		
Selling, general & administration		13
Total operating expenses		**13**
Operating loss		**(13)**
Other Income Expense:		
Interest Income		**58**
Income tax benefit		**(247)**
Net Income	**$**	**292**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Income tax receivable	$	66
Due from affiliates		3,249
Total current assets		**3,315**
Total assets	**$**	**3,315**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	20
Total liabilities		**20**
EQUITY:		
Member capital		3,295
Equity		**3,295**
Total equity	**$**	**3,315**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Provision for taxes	30
Deferred tax expense	
Income tax expense	**30**
Net loss	**$ (30)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,187
Accounts receivable, net		35,670
Current income tax receivable		16
Due from affiliate, net		9,188
Current assets		47,061
Total assets	**$**	**47,061**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	23,604
Current liabilities		23,604
Total liabilities		**23,604**
EQUITY:		
Additional paid-in capital		193
Retained earnings		23,264
Equity		**23,457**
Total liabilities and equity	**$**	**47,061**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2025
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	2,836
Other revenue		25,509
Exchanges Data Services		164,353
Intercompany revenue		4,142
Operating revenues		**196,840**
OPERATING EXPENSES:		
Professional Services		6
Selling, general & administration		674
Service & license fees to affiliates		151,152
Operating expenses		**151,832**
Operating income		**45,008**
OTHER EXPENSE:		
Intercompany Interest Income		24
Other income		(2)
Other Income		**22**
Pre-tax net income		**45,030**
Income tax expense		7
Net income	**$**	**45,023**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	$ 5
Due from affiliates, net	30,555
Current assets	**30,560**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,239,440
Investment in subsidiary	9,847
Non-current assets	**4,481,508**
Total assets	**$ 4,512,068**

LIABILITIES and EQUITY

Non-current liabilities:	
Deferred tax liabilities - noncurrent	359,879
Non-current liabilities	**359,879**
Total liabilities	**359,879**
Equity:	
Retained earnings	4,150,715
Accumulated Other Comprehensive Income	1,474
Total equity	**4,152,189**
Total liabilities and equity	**$ 4,512,068**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2025
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**95,849**
Operating expenses		**95,849**
Operating loss		**(95,849)**
Other expenses, net		**-**
Pre-tax net loss		**(95,849)**
Income tax benefit		**(20,445)**
Net loss	**$**	**(75,404)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net	$	17
Current income tax receivable		12
Due from affiliates, net		41,033
Current assets		41,062
Total assets	$	41,062
LIABILITIES and EQUITY		
Current liabilities:		
Deferred Revenue		52
Current liabilities		52
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,265
Non-current liabilities		1,265
Total liabilities		1,317
Equity:		
Retained earnings		39,745
Total equity		39,745
Total liabilities and equity	$	41,062

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	846
Total revenues		846
Expenses:		
Selling, general and administrative		8
Operating expenses		8
Operating income		839
Other expenses, net		-
Pre-tax net income		839
Income tax expense		238
Net income	$	601

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance	$	7
Due from affiliates, net		635
Current assets		642
Total assets		642
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Noncurrent liabilities:		
Deferred Tax Liabilities Non Current		-
Noncurrent liabilities		-
Total liabilities		-
Equity:		
Retained earnings	$	642
Total equity		642
Total liabilities and equity		642

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	98
Total revenues		**98**
Expenses:		
Professional Services		-
Selling, general and administrative		-
Operating expenses		**-**
Operating income		**98**
Other expense, net		3
Other expense, net		**3**
Pre-tax net income		101
Income tax expense		19
Net income	$	81

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	6,043
Restricted cash		10,006
Accounts receivable, net of allowance		7,961
Prepaid expenses and other current assets		67,036
Due from affiliates, net		10,287,883
Current Income tax receivable		38,705
Current assets		10,417,634
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset		171,024
Property and equipment		918,739
Accumulated depreciation		(619,042)
Property and equipment, net		470,721
OTHER NON-CURRENT ASSETS:		
Goodwill		512,330
Other intangibles, net		11,627
Deferred Income Tax Asset - Non Current		67,976
Investment in Subsidiary		2,561,362
Other non-current assets		71,697
Other non-current assets		3,224,993
Assets		**14,113,348**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		67,081
Accrued salaries and benefits		96,400
Other current liabilities		14,075
Deferred revenue		194
Current liabilities		177,749
NON-CURRENT LIABILITIES:		
Other non-current liabilities		287,422
Non-current liabilities		287,422
Liabilities		**465,171**
Noncontrolling interest		
SHAREHOLDERS EQUITY:		
Additional paid-in capital		793,017
Retained earnings		12,343,161
Accumulated other comprehensive income		14,940
Equity		**13,151,118**
Minority Interest		497,059
Total liabilities and equity	$	**14,113,348**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustment
financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accor
generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accoun
accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the
that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These fi
read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which ar
Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)

Transaction and clearing fees, net	$ 6,688
Data services fees, net	44,911
Affiliate revenue	694,067
Total revenue	**745,666**
Compensation and benefits	441,998
Professional services	34,112
M&A Expenses	7,880
Technology and communication	199,013
Rent and occupancy	3,228
Selling, general and administrative	47,365
Depreciation and amortization	112,693
Affiliate expense	40,961
Operating expenses	**887,249**
Operating loss	**(141,584)**
Interest income	2,875
Affiliate interest income	300,880
Other expense, net	(5,688)
Other income, net	**298,067**
Pre-tax net income	**156,484**
Income tax expense	23,700
Net income	**132,784**
Minority Interest Income Expense	(63,257)
Net income attributable to ICE	**$ 69,527**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental-Exchange International, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental-Exchange International, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,016
Prepaid expenses and other current assets		1,026
Due from affiliates, net		6,923
Income tax receivable		24
Current assets		8,989
NON-CURRENT ASSETS:		
Deferred tax asset - non current		2
Total non-current assets		2
Total assets	$	8,991
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	17
Other current liabilities		1,106
Current liabilities		1,123
Total Liabilities	$	1,123
EQUITY:		
Retained earnings		7,868
Total equity		7,868
Total liabilities and equity	$	8,991

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Professional services		95
Selling, general and administrative		(196)
Operating Expenses		(101)
Operating Income	$	101
Interest income		1
Intercompany Interest income		294
Other Income		295
Pre-tax net income		396
Income tax expense		72
Net income	$	324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7,894
Restricted cash		1,000
Prepaid expenses and other current assets		436
Income tax receivable		60,457
Current assets		69,787
NON-CURRENT ASSETS:		
Investment in subsidiaries		41,919,912
Deferred tax asset - non-current		19,207
Other non-current assets		1,190,441
Non-current assets		43,129,560
Total assets	$	43,199,347
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	133,690
Accrued salaries and benefits		33,173
Other current liabilities		9,681
Due to affiliates, net		20,526,668
Current debt		1,034,543
Current liabilities		21,737,755
NON-CURRENT LIABILITIES:		
Other non-current liabilities		1,000
Notes payable long-term		18,606,650
Non-current liabilities		18,607,650
Total liabilities		40,345,405
EQUITY:		
Common stock, $0.01 par value		6,537
Treasury stock, at cost		(7,791,914)
Contributed capital		14,846,331
Retained deficit		(2,181,666)
Accumulated other comprehensive income		(2,025,346)
Total equity		2,853,942
Total liabilities and equity	$	43,199,347

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	1,333
Selling, general and administrative	1,383
Operating expenses	2,716
Operating loss	(2,716)
Interest income	13,876
Affiliate interest expense	(750,456)
Interest expense	(796,278)
Other income, net	41,096
Other expense, net	(1,491,762)
Pre-tax net loss	(1,494,478)
Income tax benefit	428,386
Net loss	$ (1,066,092)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)

Total assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates, net	85
Current liabilities	85
Total liabilities	85
SHAREHOLDERS EQUITY:	
Retained deficit	(85)
Total equity	(85)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,968
Accounts receivable, net of allowance		14,624
Due from affiliates, net		86,002
Income tax receivable		593
Current assets		105,187
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		24,360
Accumulated depreciation		(19,039)
Property and equipment, net		5,321
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Total restricted cash LT		90
Other non-current assets		1,426
Total assets		111,934
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		173
Accrued salaries and benefits		2,304
Other current liabilities		-
Deferred revenue		25,434
Current liabilities		27,911
NON-CURRENT LIABILITIES:		
Deferred tax liabilities non-current		757
Other non-current liabilities		50
Non-current liabilities		807
Total liabilities		28,718
SHAREHOLDERS EQUITY:		
Contributed capital		201,175
Additional paid in capital		6,607
Retained deficit		(124,566)
Total equity		83,216
Total liabilities and equity	$	111,934

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Mortgage Technology Revenues, net	$	111,096
Total revenue		111,096
Expenses:		
Compensation and benefits		13,046
Professional Services		475
M&A Expenses		230
Technology and communication		1,072
Rent and other occupancy		(12)
Selling, general and administrative		377
Depreciation and amortization		3,725
Affiliate expense		4,421
Operating expenses		23,334
Operating income		87,762
Other income (expense)		-
Pre-tax net income		87,762
Income tax expense		23,828
Net income	$	63,934

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	547
Income tax receivable		6
Current assets		553
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Total assets		559
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		461
Current liabilities		461
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Total liabilities		467
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,426)
Total equity		92
Total liabilities and equity	$	559

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Total revenue	$ -
Compensation and benefits	60
Professional services	1
Operating expenses	61
Operating loss	(61)
Other income, net	0
Pre-tax net loss	(61)
Income tax benefit	15
Net loss	(46)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NSX Securities LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other current assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Retained Earnings		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	765
Accounts receivable, net of allowance		69,763
Prepaid expenses and other current assets		3,839
Due from affiliates, net		86,843
Current assets		161,210
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		591,154
Other non-current assets		214,942
Other non-current assets		1,738,684
Total assets		1,899,894
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		82,358
Income Tax Payable		427
Deferred revenue		7,231
Current liabilities		90,016
NON-CURRENT LIABILITIES:		
Deferred tax liabilities non-current		195,814
Other non-current liabilities		4,436
Deferred Revenue - Long Term		6,515
Non-current liabilities		206,765
Total liabilities		296,781
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Additional paid in capital		63,037
Retained earnings		1,507,811
Accumulated other comprehensive income		4,847
Total equity		1,575,695
Total liabilities and equity	$	1,899,894

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	26,746
Data services fees, net		8,664
Listing Fees		25,925
Other revenues		1,559
Affiliate revenue		1,469
Transaction based expenses		(23,107)
Total revenue, less transaction-based expenses		41,256
Expenses:		
Compensation and benefits		118
Professional Services		1,792
Technology and communication		119
Selling, general and administrative		280
Depreciation and amortization		8,647
Affiliate expense		12,305
Operating expenses		23,261
Operating income		17,995
Interest expense		(4)
Other income, net		40,819
Other income, net		40,815
Pre-tax net income		58,810
Income tax expense		26,751
Net income		32,059

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	155
Accounts receivable, net of allowance		6,234
Due from affiliates, net		316,037
Income tax receivable		1,214
Current assets		323,640
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Total assets		473,023
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		32
Deferred Revenue		3,114
Current liabilities		3,146
Total liabilities		3,146
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		496,766
Total equity		497,295
Total liabilities and equity	$	473,023

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	101,667
Data services fees, net		12,255
Other revenues		33,851
Transaction based expenses		(11,898)
Total revenue, less transaction-based expenses		135,875
Expenses:		
Professional services		30
Technology and communication		1,360
Selling, general and administrative		65
Affiliate expense		50,426
Operating expenses		51,881
Operating income		83,994
Intercompany Interest income		4,293
Other expense, net		4,293
Pre-tax net income		88,287
Income tax expense		280
Net income		88,007

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	225
Accounts receivable, net of allowance		72,459
Due from affiliates, net		121,960
Prepaid expenses and other current assets		7,806
Current assets		202,450
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		9,911
Accumulated depreciation		(9,892)
Property and equipment, net		19
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		900,051
Other non-current assets		28,588
Other non-current assets		1,491,640
Total assets		1,694,109
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		52,386
Income tax payable		24
Deferred Revenue		(42)
SEC fees payable		0
Current liabilities		52,368
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		230,385
Other non-current liabilities		16,428
Non-current liabilities		246,813
Total liabilities		299,181
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,385,572
Total equity		1,394,928
Total liabilities and equity	$	1,694,109

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	1,195,529
Data services fees, net		75,950
Listing Fees		20,869
Other revenues		21,243
Affiliate revenue		1,526
Transaction based expenses		(1,145,383)
Total revenue, less transaction-based expenses		169,734
Expenses:		
Compensation and benefits		224
Professional services		8,732
Technology and communication		760
Selling, general and administrative		95
Depreciation and amortization		10,909
Affiliate expense		107,378
Operating expenses		128,098
Operating income		41,636
Affiliate interest income		30,184
Other income, net		30,184
Pre-tax net income		71,820
Income tax expense		19,405
Net income		52,415

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	291
Accounts receivable, net of allowance		21,987
Due from affiliates, net		374,776
Prepaid expenses and other current assets		1,205
Income tax receivable		1,193
Current assets		399,452
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		10,241
Accumulated depreciation		(6,746)
Operating lease right of use asset		2,809
Property and equipment, net		6,304
NON-CURRENT ASSETS:		
Other noncurrent assets		199,665
Non-current assets		199,665
Total assets		605,421
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		190
Accrued salaries and benefits		949
Other current liabilites		1,204
SEC fees payable		0
Current liabilities		2,343
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		44,357
Other non-current liabilities		3,658
Non-current liabilities		48,015
Total liabilities		50,358
SHAREHOLDERS EQUITY:		
Additional paid-in capital		6,631
Retained earnings		543,629
Accumulated other comprehensive income		4,803
Total equity		555,063
Total liabilities and equity	$	605,421

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	775,613
Data services fees, net		18,909
Other revenues		34,011
Transaction based expenses		(706,580)
Total revenue, less transaction-based expenses		121,953
Expenses:		
Compensation and benefits		4,698
Professional services		30
M&A Expenses		0
Technology and communication		1,644
Rent and occupancy		1,418
Selling, general and administrative		433
Depreciation and amortization		1,181
Affiliate expense		7,255
Operating expenses		16,659
Operating income		105,294
Affiliate interest income		19,666
Other income, net		40,732
Other expense, net		60,398
Pre-tax net income		165,692
Income tax expense		41,257
Net income		124,435

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	391
Income tax receivable		753
Due from affiliates, net		608,176
Current assets		609,320
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		123,315
Operating Lease Right of Use Asset		457
Other non current assets		0
Deferred Tax Asset		0
Other non-current assets		279,753
Total assets	$	889,073
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		
Accrued salaries and benefits		
Accounts Payable and Accrued Liabilities	$	11
Other Current Liabilities		82
Current liabilities		93
NON-CURRENT LIABILITIES:		
Other non-current liabilities		449
Non-current liabilities		449
Total liabilities		542
EQUITY:		
Contributed capital		3,490
Retained earnings		885,041
Total equity		888,531
Total liabilities and equity	$	889,073

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	3,639
Operating expenses	3,637
Operating loss	(3,637)
Intercompany Interest income	26,925
Other income net	-
Other income, net	26,925
Pre-tax net income	23,288
Income tax expense	5,539
Net income	$ 17,749

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	229
Income tax receivable		1
Current assets		230
OTHER NON-CURRENT ASSETS:		
Investment in Sub		6,635,197
Other non-current assets		6,635,197
Assets	$	6,635,427
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,384,236
Current Liabilities		1,384,236
Liabilities		1,384,236
EQUITY:		
Contributed Capital		24,346
Retained earnings		5,226,742
Accumulated other comprehensive income		103
Total equity		5,251,191
Total liabilities and equity	$	6,635,427

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	4
Intercompany Expense	-
Operating expenses	4
Operating loss	(4)
Interest expense from affiliates	(44,955)
Other expense, net	4
Other income, net	(44,951)
Pre-tax net loss	(44,954)
Income tax expense	1
Net loss	$ (44,955)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC

Balance Sheet

As of December 31, 2025

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	661
Current assets		661
Assets	$	661
LIABILITIES AND EQUITY:		
EQUITY:		
Retained earnings		736
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,386
Short-term Investments		20,441
Accounts receivable, net		152,936
Due from affiliates, net		1,780,574
Prepaid expenses and other current assets		50,558
Income tax receivable		1,416
Current assets		2,010,311
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		865,180
Accumulated depreciation		(402,616)
Operating Lease Right of Use Asset		11,348
Property and equipment, net		473,912
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,744,382
Investment in sub		440,599
Other non-current assets		111,611
Other non-current assets		3,860,593
Assets		6,344,816
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		97,483
Accrued salaries and benefits		57,546
Other Current Liabilities		3,418
Deferred revenue		39,736
SEC fees payable		0
Current liabilities		198,183
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		454,561
Other non-current liabilities		82,990
Accrued employee benefits - long term		125,598
Deferred revenue - long term		63,067
Non-current liabilities		726,216
Liabilities		924,399
SHAREHOLDERS EQUITY:		
Additional paid-in capital		256,363
Retained earnings		5,210,555
Accumulated other comprehensive income		(46,501)
Equity		5,420,417
Total liabilities and equity	$	6,344,816

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)

Transaction and clearing fees, net	$	1,029,223
Data services fees, net		270,352
Listing Fees		448,549
Affiliate revenue		144,536
Transaction based expenses		(733,074)
Total revenue, less transaction-based expenses		**1,159,586**
Compensation and benefits		189,392
Professional services		42,813
M&A		1,876
Technology and communication		29,936
Rent and occupancy		14,012
Selling, general and administrative		93,039
Depreciation and amortization		83,016
Affiliate expense		77,062
Operating expenses		**531,146**
Operating income		**628,440**
Interest income		711
Affiliate interest income		77,242
Interest expense		(5)
Other income, net		(764)
Other income, net		**77,184**
Pre-tax net income		**705,624**
Income tax expense		190,904
Net income		**514,720**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Accounts receivable, net		874
Prepaid expenses and other current assets		2,649
Due from affiliates, net		11,486
Current assets		15,021
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(4,720)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		4,994
Other non-current assets		12,349
Assets		27,370
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
SEC Fees Payable		-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non current		362
Other Non-Current Liabilities		4
Non-current liabilities		366
Liabilities		366
SHAREHOLDERS EQUITY:		
Retained earnings		27,004
Equity		27,004
Total liabilities and equity	$	27,370

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Transaction and clearing fees, net	37,186
Data services fees, net	4,882
Other revenues	-
Affiliate revenue	8
Transaction based expenses	(30,135)
Total revenue	**11,941**
Compensation and benefits	112
Professional Services	282
Selling, general and administrative	39
Depreciation and amortization	0
Affiliate expense	2,366
Operating expenses	**2,799**
Operating income	**9,142**
Other expense	0
Pre-tax net income	**9,142**
Income tax expense	2,346
Net income	**6,796**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:			
Cash and cash equivalents		$	187
Accounts receivable, net			40,452
Due from affiliates, net			1,178,585
Prepaid expenses and other current assets			2,092
	Current assets		1,221,316
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			14,527
Accumulated depreciation			(10,371)
	Property and equipment, net		4,156
NON-CURRENT ASSETS:			
Goodwill			332,000
Other intangibles, net			345,000
	Other non-current assets		677,000
	Assets		1,902,472
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			2,724
Accrued salaries and benefits			673
Income tax payable			11
Deferred Revenue			96
	Current liabilities		3,504
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - noncurrent			87,086
Other non-current liabilities			2,743
	Non-current liabilities		89,829
	Liabilities		93,333
SHAREHOLDERS EQUITY:			
Contributed capital			7,900
Retained earnings			1,801,227
Accumulated other comprehensive income			12
	Equity		1,809,139
	Total liabilities and equity	$	1,902,472

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Exchanges Data Services	$	64,294
Other Data Services		190,234
Affiliate revenue		6,704
Total revenue		**261,232**
Compensation and benefits		4,625
Professional Services		16
Technology and communication		27,303
Rent and occupancy		185
Selling, general and administrative		66
Depreciation and amortization		1,637
Affiliate expense		18,174
Operating expenses		**52,006**
Operating income		**209,226**
Affiliate interest income		51,597
Other Expense		0
Other expense, net		**51,597**
Pre-tax net income		**260,823**
Income tax expense		66,256
Net income		**194,567**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Texas Holdings, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	50
Due from affiliates, net		16,805
Current assets		16,855
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		33,500
Other non-current assets		65,758
Total assets	$	82,613
Non-current liabilities:		
Deferred tax liabilities - noncurrent		8,743
Non-current liabilities		8,743
Total liabilities		8,743
Equity:		
Contributed capital		3,894
Retained earnings		69,976
Total equity		73,870
Total liabilities and equity	$	82,613

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE Texas Holdings, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:	
Total revenues	-
Expenses:	
Selling, general and adminstrative	1
Depreciation and amortization	320
Operating expenses	321
Operating loss	(321)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(321)
Income tax expense	24
Net loss	$ (345)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE Texas, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents		579
Accounts receivable		1,859
Prepaid expenses and other current assets		1,025
Income tax receivable		8
Due from affiliates, net		81,398
Current assets		84,869
Property and equipment:		
Operatng Lease Rigt of Use Asset		10,613
Property and equipment cost		10,500
Accumulated depreciation		(5,281)
Property and equipment, net		15,832
Other non-current assets:		
Deferred tax assets- non current		1,701
Other noncurrent assets		3,340
Other non-current assets		5,041
Total assets	$	105,742
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		1,312
Accrued salaries and benefits		378
Current liabilities		1,690
Non-current liabilities:		
Other noncurrent liabilities		11,469
Accrued employee benefits - long term		1,249
Non-current liabilities		12,718
Total liabilities		14,408
Equity:		
Contributed capital		36
Retained earnings		91,159
Accumulated other comprehensive income		139
Total equity		91,334
Total liabilities and equity	$	105,742

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE Texas, Inc.
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	38,911
Market Data Fees		6,840
Affiliate revenue		213
Transaction based expenses		(18,469)
Total revenues		27,495
Expenses:		
Compensation and benefits	$	1,029
Professional services		346
Technology and communication		16
Rent and occupancy		473
Selling, general and adminstrative		(107)
Depreciation and amortization		171
Affiliate expense		7,270
Operating expenses		9,198
Operating income		18,297
Interest expense		0
Other expenses, net		(82)
Other expense, net		(82)
Pre-tax net income		18,215
Income tax expense		4,526
Net income	$	13,689

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Optimal Blue I, LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Income tax receivable		$	27,118
Due from affiliates, net			71,301
	Current assets		98,419
NON-CURRENT ASSETS:			
Deferred tax assets			2,634
	Other non-current assets		2,634
	Assets		101,053
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Income Tax Payable			-
	Current liabilities		-
	Liabilities		-
SHAREHOLDERS EQUITY:			
Contributed capital			(239,231)
Retained earnings			340,284
	Equity		101,053
	Total liabilities and equity	$	101,053

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Optimal Blue I, LLC
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and benefits	-
M&A	-
Selling, general and administrative	-
Operating expenses	**-**
Operating loss	**-**
Other income, net	-
Other income, net	**-**
Pre-tax net income	**-**
Income tax benefit	(40,489)
Net income	**40,489**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:	
Other assets	1
Current assets	1
Total assets	1
LIABILITIES and EQUITY:	
EQUITY:	
Member capital	1
Total equity	1
Total liabilities and equity	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2025
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	348
Accounts receivable, net		4,255
Income tax receivable		11
Due from affiliates, net		13,100
Current assets		17,714
PROPERTY AND EQUIPMENT		
Property and equipment cost		36
Accumulated depreciation		(36)
Property and equipement, net		0
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		65,757
Deferred income tax asset- noncurrent		952
Other non-current assets		343,413
Assets		361,127
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		88
Deferred revenue		3
Current liabilities		91
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		18,111
Non-current liabilities		18,111
Liabilities		18,202
SHAREHOLDERS EQUITY:		
Contributed capital		420
Retained earnings		342,505
Equity		342,925
Total liabilities and equity	$	361,127

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)

Data services fees, net	$ -
Total revenue	**-**
Selling, General and Administration	0
Depreciation and amortization	7,010
Operating expenses	**7,010**
Operating loss	**(7,010)**
Affiliate interest income	5,365
Other income, net	0
Other income, net	**5,365**
Pre-tax net loss	**(1,645)**
Income tax benefit	(219)
Net loss	**(1,426)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	196
Accounts receivable, net of allowance		2,227
Due from Affiliates, net		334,154
Prepaid expenses and other current assets		2,189
Current assets		338,766
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		423,255
Accumulated depreciation		(236,213)
Operating lease asset		131,432
Property and equipment, net		318,474
Assets		657,240
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9,471
Accrued salaries and benefits		2,203
Income tax payable		16
Current liabilities		11,690
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		10,459
Other non-current liabilities		139,843
Non-current liabilities		150,302
Liabilities		161,992
SHAREHOLDERS EQUITY:		
Contributed capital		23,049
Retained earnings		472,199
Equity		495,248
Total liabilities and equity	$	657,240

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Data services fees, net		$	13,645
Affiliate revenue			84,335
	Total revenue		**97,980**
Compensation and benefits			10,242
Professional services			1,748
M A Expenses			0
Technology and communication			33,772
Rent and occupancy			0
Selling, general and administrative			(83)
Depreciation and amortization			34,735
	Operating expenses		**80,414**
	Operating income		**17,566**
Affiliate interest income			2,878
	Other income		**2,878**
	Pre-tax net income		**20,444**
Income tax expense			5,707
	Net income		**14,737**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Current income tax receivable	$	1,159
Due from affiliates, net		22,736
Current assets		23,895
Total assets	$	23,895
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred non-current tax liabilities		25,784
Non-current liabilities		25,784
Total liabilities		25,784
EQUITY:		
Retained deficit		(1,889)
Total equity		(1,889)
Total liabilities and equity	$	23,895

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.

Statement of Income

Year Ended December 31, 2025

(Unaudited)

(in thousands)

Total Revenue		-
Expenses:		
Selling, general and administrative		8
Operating expenses		8
Operating loss		(8)
Pre-tax net loss		(8)
Income tax expense		779
Net loss	$	(787)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC

Balance Sheet

As of December 31, 2025

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	31,055
Accounts receivable, net		79,317
Prepaid expenses and other current assets		9,282
Due from affiliates, net		114,056
Current assets		**233,710**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		62,383
Accumulated depreciation		(43,502)
Operating Lease Right of Use Asset		1,542
Property and equipment, net		**20,423**
NON-CURRENT ASSETS:		
Goodwill		230,961
Other intangibles, net		72,720
Other non-current assets		2,648
Other non-current assets		**306,329**
Total assets	**$**	**560,462**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	60,618
Accrued salaries and benefits		3,922
Other current liabilities		842
Income tax payable		374
Deferred Revenue		75
Current liabilities		**65,831**
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		-
Other non-current liabilities		7,299
Non-current liabilities		**7,299**
Total liabilities		**73,130**
EQUITY:		
Contributed capital		7,623
Retained earnings		479,709
Total equity		**487,332**
Total liabilities and equity	**$**	**560,462**
	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenue:		
Closing solutions	$	103,957
Affiliate revenue		110
Total Revenue		**104,067**
Expenses:		
Compensation and benefits		24,367
Professional services		1,805
M&A Expenses		325
Technology and communication		12,970
Rent and occupancy		957
Selling, general and administrative		4,930
Depreciation and amortization		17,546
Intercompany Expense		2,157
Operating expenses		**65,057**
Operating income		**39,010**
Intercompany interest income		8,251
Other expense, net		**8,251**
Pre-tax net income		**47,261**
Income tax expense		11,440
Net income	**$**	**35,821**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SnapNHD, LLC
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	359
Accounts receivable, net of allowance		28
Prepaid expenses and other current assets		22
Current Assets		409
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment	$	49
Accumulated depreciation		(15)
		34
Assets	$	443
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	408
Accrued salaries and benefits		558
Due to affiliate, net		246
Current liabilities		1,212
Liabilities		1,212
EQUITY:		
Net Assets from Acquisition		153
Retained deficit		(922)
Total Equity		(769)
Total Liabilities and Equity	$	443

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SnapNHD, LLC
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:		
Data and Analytics	$	4,530
IC Revenue License Fee		975
Total revenue		5,505
Expenses:		
Compensation and benefits		3,852
Professional services		962
Technology and communication		317
Rent and occupancy		30
Selling, general and administrative		1,155
Depreciation and amortization		6
Operating expenses		6,320
Operating loss		(815)
Interest income		3
Interest income from affiliates		(7)
Other income, Net		(5)
Pre-tax net loss		(820)
Income tax expense		7
Net Loss	$	(827)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	264
Current assets		264
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		545
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		545
Equity		545
Total liabilities and equity	$	545

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33
Assets		33
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates, net		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

The Clearing Corporation
Balance Sheet
As of December 31, 2025
(Unaudited)

(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,834
Current Assets	1,834
OTHER NONCURRENT ASSETS:	
Goodwill	22,514
Other non-current assets	22,514
Assets	24,348
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	6
Due to affiliate, net	2
Current liabilities	8
Liabilities	8
EQUITY:	
Contributed capital	90,246
Retained deficit	(65,906)
Total Equity	24,340
Total Liabilities and Equity	$ 24,348

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	$ 11
Operating expenses	11
Operating loss	(11)
Interest income	68
Other income	68
Pre-tax net income	57
Income tax expense	3
Net Income	$ 54

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TOMN Holdings, Inc.
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses	$	8
Due from affiliates, net		26,465
Current income tax receivable		9
Current assets		26,482
NON-CURRENT ASSETS:		
Other intangibles, net		3
Non-current assets		3
Assets		26,484
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities		31
Current liabilities		31
NON-CURRENT LIABILITIES:		
Deferred Income Taxes		1,890
Non-current liabilities		1,890
Liabilities		1,921
SHAREHOLDERS EQUITY:		
Retained deficit		(196)
Member Capital		24,759
Equity		24,563
Total liabilities and equity	$	26,484

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TOMN Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Affiliate revenue	$ 2,519
Total revenue	**2,519**
Rent and occupancy	-
Technology and communication	-
Selling, general and administrative	-
Operating expenses	**-**
Operating income	**2,519**
Other income, net	-
Other income, net	**-**
Pre-tax net income	**2,519**
Income tax expense	841
Net income	**1,678**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trade Cert USA ltd
Balance Sheet
As of December 31, 2025
(Unaudited)
(in thousands)

Total assets	$	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate, net	$	-
Current liabilities		-
Total liabilities	$	-
EQUITY:		
Retained earnings		0
Total equity		0
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trade Cert USA ltd
Statement of Income
Year Ended December 31, 2025
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	-
Total Revenue	-
Expenses:	
Service & license fees to affiliates	(3)
Operating expenses	(3)
Operating Income	3
Net Income	$ 3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2025
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost	$	5,989
Accumulated depreciation		(4,712)
Property and equipment net		1,277
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		168
Total assets	**$**	**1,445**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		292
Due to affiliates, net		2,636
Current liabilities		2,928
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		51
NonCurrent Liabilities		51
Total liabilities		**2,979**
EQUITY:		
Additional paid-in capital		5,621
Retained deficit		(7,155)
Equity		**(1,534)**
Total liabilities and equity	**$**	**1,445**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2025
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	-
Operating revenues		**0**
OPERATING EXPENSES:		
Compensation and benefits		528
Professional services		0
Technology and communcations		1
Selling, general & administration		22
Amortization & depreciation expense		873
Service & license fees to affiliates		61
Operating expenses		**1,485**
Operating loss		**(1,485)**
Income tax benefit		**(388)**
Net loss	**$**	**(1,097)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	-
Current assets		0
OTHER NON-CURRENT ASSETS		
Goodwill	$	8,744
Investment in Subsidiary		10,968
Other non-current assets		19,712
Total assets	**$**	**19,712**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Due to affiliates, net		113
Liabilities		**113**
EQUITY:		
Contributed Capital	$	-
Retained Earnings		19,599
Equity		**19,599**
Total liability and equity	**$**	**19,712**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2025
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general and administrative	32
Affiliate expenses	33
Operating expenses	**65**
Pre-tax net loss	(65)
Income tax benefit	(17)
Net loss	**$ (48)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2025
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	302
Accumulated depreciation		(302)
Property and equipment net		0
Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	2,000
Current liabilities		2,000
Total liabilities	**$**	**2,000**
EQUITY:		
Additional Paid in Capital	$	140
Contributed capital		1,519
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2025
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		-
Accumulated depreciation		-
Property and equipment, net		0
Assets		3
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates, net		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2025 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2025, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2026

EXHIBIT F

A complete set of the NYSE Arca, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

Member Application	**New York Stock Exchange LLC** **NYSE American LLC** **NYSE Arca, Inc.** **NYSE National, Inc.** **NYSE Texas, Inc.**

APPLICATION PROCESS

An applicant for membership on the New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American Equities and/or NYSE American Options"), NYSE Arca, Inc. ("NYSE Arca Equities" and/or "NYSE Arca Options"), NYSE National, Inc. ("NYSE National") and/or NYSE Texas, Inc. ("NYSE Texas") (each, an "Exchange" and, collectively, "NYSE" or the "Exchanges") must complete this Member Application.

Filing Requirements
Prior to submitting the Application for Membership ("Application") to become a member of an NYSE SRO ("Member"), an Applicant must file a Uniform Application for Broker-Dealer Registration ("Form BD") with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("CRD").

Checklists
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

Application Submission
Please be sure to include all relevant supplemental material with your application. Failure to include information may result in processing delays. Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE's Client Relationship Services ("CRS") Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐ New York Stock Exchange	☐ NYSE Texas	☐ NYSE National
☐ NYSE American ☐ Equities ☐ Options	☐ NYSE Arca ☐ Equities ☐ Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐ New York Stock Exchange	☐ NYSE Texas	☐ NYSE National
☐ NYSE American ☐ Equities ☐ Options	☐ NYSE Arca ☐ Equities ☐ Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ Bonds ☐ Clearing ☐ Floor Broker ☐ Blue Line ☐ Institutional Broker ☐ Market Maker* ☐ Electronic Market Maker ☐ Designated Market Maker (“DMM”) ☐ Electronic Designated Market Maker (“eDMM”) ☐ Order Routing ☐ Proprietary ☐ Agency	☐ Clearing ☐ Floor Broker ☐ Limited Public Business ☐ Market Maker* ☐ Specialist/eSpecialist ☐ Lead Market Maker (“LMM”) ☐ Order Routing ☐ Proprietary ☐ Agency

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DESIGNATED EXAMINING AUTHORITY (“DEA”)

☐ NYSE American ☐ NYSE Arca ☐ NYSE Texas

Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.

CLEARING FIRM INFORMATION

☐ Self-Clearing Firm Clearing Number: _____________

☐ Cleared By Clearing Firm Name: ________________________________ Clearing Number: ___________

APPLICATION TYPE

☐ **New Membership Applicant:**
- ☐ Applicant is seeking membership to an Exchange and is not currently a member of any Exchange
- ☐ Applicant is a member of an Exchange and is seeking to add a new type of business**

*Applicant must submit this completed Application and ALL applicable materials identified in **Checklist 1**.*

☐ **Supplemental Membership Applicant:** Applicant is an approved member of at least one Exchange and is seeking membership to another Exchange to conduct the same business they are currently approved to conduct

*Applicant must submit this completed Application and ALL applicable materials as outlined in **Checklist 2**.*

* Applicants seeking to conduct Market Maker activities will also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.

** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker, applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________

LEI #: ____________ MPID: ____________

Designated Examining Authority (DEA): ____________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

CONTACT INFORMATION

Contact Name: ____________ Title: ____________

Contact Email: ____________ Contact Phone: ____________

Billing Contact Name: ____________ Title: ____________

Billing Email: ____________ Billing Phone: ____________

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such positions, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer ("CEO")

Name: ____________ CRD: ____________

Email: ____________ Phone: ____________

Chief Financial Officer ("CFO")

Name: ____________ CRD: ____________

Email: ____________ Phone: ____________

Head Trader

Name: ____________ CRD: ____________

Email: ____________ Phone: ____________

Member firms and applicants must promptly update Form BD and Form U4 information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.

1. Form BD Sections 10A and 10B are completed and up to date on CRD ☐ Yes
2. Form U4 Section 13 is completed and up to date on CRD ☐ Yes

SECTION 2 – STATUTORY DISQUALIFICATION (“SD”) DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the “Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person’s duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ____________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant’s Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

______________________________	______________________
Authorized Signatory of the Firm	Date
______________________________	______________________
Print Name of Authorized Signatory of the Firm	Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.1220 and NYSE Texas Article 6, Rule 14.

Each principal must be registered through the CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name: ______________________ CRD: ______________________

Email: ______________________ Phone: ______________________

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business.*

Name: ______________________ CRD: ______________________

Email: ______________________ Phone: ______________________

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings.*

Name: ______________________ CRD: ______________________

Email: ______________________ Phone: ______________________

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name: ______________________ CRD: ______________________

Email: ______________________ Phone: ______________________

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.

** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Texas Voting Designee per Article 3, Rule 14(a) and (b) (for NYSE Texas Applicants Only)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ______________________ CRD: ______________________

Email: ______________________ Phone: ______________________

Signature of Voting Designee: ______________________

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information.

Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

____
Applicant Firm Name

______________________________	____________________
Authorized Signatory of the Firm	Date
______________________________	____________________
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST 1 **New Membership Applicant**
☐ NYSE Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Texas, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Clearing Letter of Consent (if applicable): ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting Pages, must be up to date on CRD
☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD
Financial Documentation: ☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements ☐ Most recent Balance Sheet and Capital Computation ☐ Six-month Profit/Loss Projection ☐ Completed Financial Disclosure Questionnaire, Exhibit 2
☐ All examination reports and corresponding responses from the Applicant for the last two examinations
Organizational Documents: ☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreements; Operating Agreement; or similar documentation ☐ Organization chart showing: ▪ all entities controlling, controlled by or under common control with Applicant ▪ indicating the percentage ownership of Applicant by each direct and indirect parent ▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures
☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4)

* Contact CRS for additional details regarding payment.

APPLICATION CHECKLIST 2
Supplemental Membership Application
☐ Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Texas, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Clearing Letter of Consent (if applicable): ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD
☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD
☐ For NYSE, NYSE Arca and NYSE American Applicants only, provide an organization chart showing: ▪ all entities controlling, controlled by or under common control with Applicant ▪ indicating the percentage ownership of Applicant by each direct and indirect parent ▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4)

* Contact CRS for additional details regarding payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ____________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

______________________________	______________________
Authorized Signatory of the Firm	Date
______________________________	______________________
Print Name of Authorized Signatory of the Firm	Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant's capital:

____

____

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB? ☐ Yes* ☐ No

*An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement:

☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued)		
OUTSTANDING DEBT (Check all that apply)		
Does the Applicant owe money to any of the following? ☐ Any Exchange member firm ☐ Any other national securities or commodities exchange or national securities association ☐ Any member of any other national securities or commodities exchange or national securities association ☐ No If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. __________ __________ __________		
Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No
Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain: __________ __________ __________		

EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY		
If Applicant will be performing New York Stock Exchange Equity Floor Based Business, please answer the following questions.		
Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Info Memo 07-43 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf Info Memo 07-44 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf	☐ Yes	☐ No
Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? (See New York Stock Exchange Rules 301(e)(1), 353, and 440I)	☐ Yes	☐ No
Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange Rules 342 and 3110) Please provide that person's full contact information, name, telephone number, mailing address and email address Contact Name: ______ Mailing Address: ______ Email: ______ Phone: ______		
Does Applicant maintain error and investment accounts?	☐ Yes	☐ No
If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72). Member Education Bulletin 2011-5 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf Information Memo 07-72 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf		

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY (continued)

If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line," business, please address the following items:

NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

☐ Describe in detail the business plan for conducting upstairs business from the New York Stock Exchange Trading Floor. Be sure to include the following:

a. How does the firm plan to separate this upstairs business from on floor business?
b. How will the firm protect customer information?

☐ Provide the Clearing Arrangement and separate Error Account information for this business.

☐ Provide name and CRD# of individual(s) who will be handling this upstairs business from the New York Stock Exchange Trading Floor. Ensure the individual(s) holds the appropriate registrations for doing this business.

☐ Provide name of individual(s) who will be supervising the Blue Line activity for the firm. Ensure the individual(s) holds the appropriate registrations for doing this business.

☐ Provide amended WSPs to reflect the Blue Line procedures.

Refer to New York Stock Exchange Rules 54 and 70.40 and New York Stock Exchange Information Memo # 07-77 regarding guidelines for updating WSPs: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

EXHIBIT 4 - APPROVED PERSON REQUIREMENTS FOR NEW YORK STOCK EXCHANGE, NYSE ARCA AND NYSE AMERICAN APPLICANTS ONLY
Registration requirements for Approved Persons are outlined in New York Stock Exchange Rules 2 and 304, NYSE American Rules 13, 25, 310 and 311, and NYSE Arca Rule 1.1 and 2.14 ☐ Provide a list of all Approved Persons (both entities and individuals) ☐ AP Form for all non-natural persons seeking Approved Person status, available at: https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf ☐ U-4 “AP” Registration for all natural persons seeking Approved Person status

Application for Market Maker* Registration

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE National, Inc. and NYSE Texas, Inc. (Collectively, “NYSE” or the “Exchanges”)

**Includes Market Maker, Lead Market Maker (“LMM”), Designated Market Maker (“DMM”), Electronic Designated Market Maker (“eDMM”), Specialist and Electronic Specialist (“eSpecialist”)*

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)	
☐ New York Stock Exchange	☐ NYSE American
☐ NYSE Arca	☐ NYSE National
☐ NYSE Texas	

INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ New York Stock Exchange ☐ Designated Market Maker ☐ Equity Market Maker	☐ NYSE American ☐ Options Market Maker ☐ Options Specialist ☐ Options eSpecialist
☐ NYSE American ☐ Equity Market Maker ☐ Electronic Designated Market Maker	☐ NYSE Arca ☐ Options Market Maker ☐ Options Lead Market Maker
☐ NYSE Arca ☐ Equity Market Maker ☐ Equity Lead Market Maker	
☐ NYSE National ☐ Equity Market Maker	
☐ NYSE Texas ☐ Equity Market Maker ☐ Equity Lead Market Maker	

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________________ SEC #: ______________________ CRD #: ______________________

LEI #: ______________________ MPID: ______________________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____

Business Address: ____

City: ______________________ State: __________ Zip Code: __________

Business Phone: ______________________ Website: ______________________

CONTACT INFORMATION

Contact Name: ______________________ Title: ______________________

Phone: ______________________ Contact Email: ______________________

Billing Contact Name: ______________________ Title: ______________________

Billing Contact Phone: ______________________ Billing Contact Email: ______________________

SECTION 2 – NET CAPITAL

Amount: As of Date: Focus Report Line Item:

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: ______________________

SECURITIES

List the number of securities for which your firm requests approval: ______________________

SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

SRO: ______________________________

Operating Capacity: ______________________

List Securities

SRO: ______________________________

Operating Capacity: ______________________

List Securities

SRO: ______________________________

Operating Capacity: ______________________

List Securities

SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

Authorized Signatory of the Firm	Date
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST

☐ NYSE Application for Membership, if new to market or business* (including all supplemental documents)

☐ Application for Market Maker Registration

☐ Most recent Focus Report (for Equity MM Applicants only)

☐ Market Maker Authorized Trader Registration Form for each individual Market Maker

☐ Form U4 and fingerprint cards for each individual Market Maker are available on CRD

* An approved NYSE Arca Equity Market Maker firm wanting to act as a NYSE Arca Equity Lead Market Maker is not required to complete this form.

EXCHANGE-SPECIFIC REQUIREMENTS

New York Stock Exchange DMM Applicants

☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures

☐ Rule 103.20 - Net Capital Requirements and DMM Capital System

☐ Rule 123E - DMM Combination Review Policy (if applicable)

☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on CRD

☐ Firm to provide Reg SHO compliance

☐ DMM GUI must accurately handle 15c3-5 requirements

NYSE Arca and/or NYSE Texas LMM Applicants

☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

Approved Person ("AP") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

This AP Form is to be completed by an entity registering as an Approved Person with New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and/or NYSE Arca, Inc. ("NYSE Arca") (collectively, the "Exchanges")[1]

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an Approved Person ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to Approved Persons, including but not limited to NYSE Rules 2 and 304; NYSE American Rules 13, 25, 310, and 311; and NYSE Arca Rules 1.1, 2.4, and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member, member organization, OTP Firm, and/or ETP Holder (as defined in the rules of the relevant Exchange(s)) with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up to date with the relevant Exchange(s) and FINRA. Completed Forms and notification of changes should be provided to the relevant Exchange(s) by emailing crs@nyse.com.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: ________________________________ Web CRD#: ________________________

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:____ Web CRD#: ________________________

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization and is not a governmental entity (see NYSE Rules 2(c) and (e); NYSE American Rules 13 and 25; NYSE Arca Rule 1.1);
   - ☐ is engaged in a *securities or kindred business* that is *controlled* by or *under common control* with the Member Organization (see NYSE Rule 2(c); NYSE American Rule 25);
   - ☐ is a *U.S. registered broker-dealer under common control* with the Member Organization (see NYSE Rule 2(c)); and/or
   - ☐ *beneficially owns, directly or indirectly, 5% or more* of the outstanding equity securities of a Member Organization or has *contributed 5% or more* of the partnership capital of a Member Organization (see NYSE Arca Rule 1.1).

4. Is the applicant subject to a *Statutory Disqualification* as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant subsequently becomes subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) and FINRA in writing.

[1] This Form is for non-natural persons seeking Approved Person status only. All natural persons seeking Approved Person status must register as an "AP" on Form U4.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

____ _____________________________
Authorized Signatory of the Firm Date

____ _____________________________
Print Name of Authorized Signatory of the Firm Title

____
CRD# (If Applicable)

Application for Individual Registration or Non-Registered Associated Persons (“NRF”) Designation

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Texas, Inc.
(each, an “Exchange” and, collectively, “NYSE”)

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION
Individual Registration To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application, and (iii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s). **NRF Designation** To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s) but must (i) complete this Exchange application and (ii) submit a fingerprint card to CRD.

INDICATE REGISTRATION OR NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ New York Stock Exchange ☐ ME - Designated Market Maker (Series 19 & DMM exam) ☐ ME - Floor Broker (Series 19) ☐ FL - Floor Clerk (Series 19) ☐ FE - Floor Employee	☐ NYSE American ☐ OM - Floor Broker/Market Maker (Series 57) ☐ FE - Floor Employee
☐ NYSE Texas ☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration) ☐ Clerk (NRF) ☐ Voting Designee (NRF)	☐ NYSE Arca ☐ OM - Floor Broker/Market Maker (Series 57) ☐ FE - Floor Employee

INDIVIDUAL APPLICANT INFORMATION			
Applicant Name:	______________	CRD:	______________
Title/Trading Floor Position:	______________	DOB:	______________
Email:	______________	Phone:	______________
MEMBER ORGANIZATION INFORMATION			
Member Organization Name:	______________	CRD:	______________
Primary Contact Name:	______________	Title:	______________
Email:	______________	Phone:	______________

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through CRD;
(See above for appropriate registration type for business activity.)

☐ Yes ☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 in CRD?

☐ Yes ☐ No

Individual has passed or been granted a waiver of the required examination.

☐ Yes ☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on CRD

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

Position / Reason for access to the Trading Floor: ______________________

☐ New York Stock Exchange Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date: (if known) ______________________

If previously on an Exchange Trading Floor, provide last date active (if applicable): ______________________

New York Stock Exchange Equity Floor

Member Badge #: ______________________

New or returning Floor Brokers, DMMs and Clerks have completed NYSE Floor Orientation Program (NFOP) in the last 6 months? ☐ Yes ☐ No

NYSE Options Trading Floor

Will the individual require a Clerk Logon ID for the NYSE Options Trading Floor? ☐ Yes ☐ No

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: ______________________ Date: ____________

MEMBER ORGANIZATION ACKNOWLEDGEMENT

Authorized Signatory of Firm: ______________________

Print Name: ______________________ Date: ____________

Completed application should be returned via email to crs@nyse.com

Options Trading Permit and Office Nominee Application Form

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This form should be used to apply for an NYSE Arca Options Trading Permit ("OTP") and/or an NYSE American Options Trading Permit ("ATP") or to be designated as an Office Nominee of an OTP Holder or ATP Holder. For purposes of this application, references to "OTP Holder" or "ATP Holder" include an Office Nominee thereof, if applicable. Each OTP or ATP is assigned to a natural person who has met the applicable qualification requirements and designated as an OTP Holder or ATP Holder on behalf of their member organization and must be executed prior to the commencement of trading of that nominee.

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH OTP or ATP	
☐ NYSE Arca ☐ Order Sending and Office Nominee designation ☐ Clearing Services and Office Nominee designation ☐ Market Making Number of OTPs requested _____ ☐ Floor Broker	☐ NYSE American ☐ Order Sending and Office Nominee designation ☐ Clearing Services and Office Nominee designation ☐ Market Making Number of ATPs requested _____ ☐ Floor Broker
Effective date for OTPs or ATPs requested:	____________________ (Open of business)

INDIVIDUAL OTP HOLDER/ATP HOLDER INFORMATION This/these permit(s) will be held in the name of the below individual, hereby established as an OTP Holder/ATP Holder, until further notice.			
Name:	____________________	CRD:	____________________
Phone:	____________________	Email:	____________________

MEMBER ORGANIZATION AND AUTHORIZED SIGNATORY INFORMATION			
Firm Name:	____________________	Firm CRD:	____________________
Signatory Name:	____________________	Signatory CRD:	____________________
Phone:	____________________	Email:	____________________

The member organization acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of the Exchange, the payment of all Exchange fees and charges, and all obligations accruing in the course of the member organization's and the OTP Holder's/ATP Holder's business on the Exchange.

The OTP/ATP issued or Office Nominee designation granted pursuant to the Exchange's acceptance of this form will be associated with the member organization until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of OTP Holder/ATP Holder			
Signature:	____________________	Date:	____________________
Phone:	____________________	Email:	____________________

Member Organization Acknowledgment			
Authorized Signatory of Firm:	____________________		
Print Name:	____________________	Date:	__________

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Texas	NYSE Texas, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: ____________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

Entity: ______________________________

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

With Notices To:

User Name: ______________________________

Contact Name: ______________________________

Address: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Texas	NYSE Texas, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ______________

Business Address: ____

City: ____________________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ________________________ Title: ________________________

Phone: ________________________ Email: ________________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
________________________ (Company Name)	________________________ (Entity)
By (Signature): ________________	By (Signature): ________________
Name: ________________	Name: ________________
Title: ________________	Title: ________________
Email: ________________	Email: crs@nyse.com
Date: ________________	Date: ________________

Options Designated Give Up Request Form

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

To be completed by an NYSE American Options or NYSE Arca Options Member Firm to request access to an unrestricted give up.

Indicate Exchange for which Member Firm is requesting give up *(Check all that apply)*	
☐ NYSE American Options	☐ NYSE Arca Options

1. Member Firm Information

Firm Name		CRD #	
Business Contact Name			
Business Contact E-mail Address			

2. Give up Information

The above referenced Member Firm requests to enable or disable give ups for the following Clearing Members. (***NOTE***: *Check the box to indicate whether the give up is to be enabled or disabled)*				Enable give up	Disable give up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

The above referenced Member Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file and has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to such agreement and NYSE American Rule 961 and/or NYSE Arca Rule 6.15-O as applicable.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Arca Options
Limited Public Customer Business Attestation

The undersigned OTP Holder/OTP Firm, conducting a Limited Public Business in Options pursuant to Rule 6.43(b), agrees to perform the following as a condition of their approval

- OTP Holder or OTP Firm will be required to file Monthly FOCUS Reports;

- OTP Holder or OTP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied;

- OTP Holder or OTP Firm must have an Annual Audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to FINRA Reg. Coordinator on behalf of the Exchange.

- OTP Holder or OTP Firm must maintain P&S blotters, Order Tickets, Account Documentation;

- Amend Form BD on Central Registration Depository (CRD), as necessary;

- Continuing Education Requirements associated with any required licensing must be met.

- OTP Firms Anti-Money Laundering Compliance Program must be updated to adequately addresses the public business conducted (including a Customer Identification Program);

- Requirement to submit an Annual Report to FINRA on behalf of the Exchange, as well as a report to control persons, by April 1 of each year. (NYSE Arca Rule 9.18(G))

OTP Holder ________________________________ CRD# ________________________________

Authorized Signature ________________________________ Date ________________________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE Pillar
Connectivity Questionnaire (CQ)

Instructions and Information
Permit Holders must complete, and the Exchange must approve, the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete a separate CQ for MPIDs with different access types.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: If a new session is required, please also submit the NYSE Pillar Native Gateway Session Request Form available at www.nyse.com/pillar. If you have any questions related to sessions, please reach out to support@nyse.com.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		CRD Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID(s) requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Texas ☐ NYSE American Options ☐ NYSE Arca Options	**MPID(s):**
How will this MPID(s) be accessing the exchange? Please check the appropriate box(es). ***Service Bureaus, Floor Broker OMS and Floor Broker FBA Providers must sign in Section 5.**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ____________________) ☐ Floor Broker OMS (OMS Name: ____________________) (NYSE Equities Only) ☐ Floor Broker FBA (FBA Name: ____________________) (NYSE Equities Only) ☐ Identifier Only - No Connectivity
Will this MPID(s) be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ____

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire.**

Name and Title (Printed)		
Name (Signature)		Date:

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Access Provider Authorization (Service Bureau / Floor Broker OMS / Floor Broker FBA)

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, Floor Broker OMS or Floor Broker FBA, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Pillar Access Provider Connection Agreement, or other applicable NYSE Agreement.

Access Provider Name (Service Bureau, Floor Broker OMS or Floor Broker FBA):		
Authorized Signature:		Date
Name and Title:		
Phone:		
E-Mail:		

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Pillar
Access Provider Connection Agreement

ACCESS PROVIDER CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the NYSE Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Access Provider Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Texas	NYSE Texas, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.
☐ FINRA/NYSE TRF	FINRA/NYSE Trade Reporting Facility® LLC

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ an access provider acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________________ (Access Provider Name)		______________________________ (Entity)	
By (Signature):	______________________________	By (Signature):	______________________________
Name:	______________________________	Name:	______________________________
Title:	______________________________	Title:	______________________________
Email:	______________________________	Email:	CRS@nyse.com
Date:	______________________________	Date:	______________________________

Please return completed form to Client Relationship Services at CRS@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE American Equities, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, NYSE Texas, NYSE National, NYSE TRF or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for an Access Provider becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS (CONTINUED)

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

Exhibit A to NYSE Pillar Access Provider Connection Agreement

Select Exchange(s):

- ☐ NYSE
- ☐ NYSE American Equities
- ☐ NYSE National
- ☐ NYSE Arca Equities
- ☐ NYSE American Options
- ☐ NYSE Texas
- ☐ NYSE Arca Options
- ☐ FINRA/NYSE TRF

Select Provider Type:

- ☐ Service Bureau
- ☐ NYSE Floor Broker OMS
- ☐ NYSE Floor Broker Algo

Member Name(s):

Please return completed Exhibit to crs@nyse.com.

____
User (Access Provider)

____
Authorized Signature of User

____
Name

____
Title

____
Date

MARKETS

NYSE Pillar NGW Session Request Form

Contact Information

First & Last Name

Email

Phone

Job Title/Department

Company

CRD

Request details

Market

Choose Market

Request Type

Choose Request Type

Acknowledgment of Certification

☐ Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Texas (together “NYSE Exchanges” or separately the “Exchange”) Aggregate Billing

In accordance with the applicable Exchange’s fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Texas**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange’s fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Texas	

General Information

Firm Name: ____________________

Business Address: ____________________

City: ____________________ State: __________ Zip: __________

Business Phone: ____________________ CRD #: ____________________

Authorized Traders

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________________

Authorized Signatory

By (Signature) ____________________ Date: __________

Print Name: ____________________

Title: ____________________

Phone: ____________________ Email: ____________________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to authorized.trader@nyse.com.

Authorization or Revocation of Restricted Clearing Number

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

To be completed by an Exchange Clearing Member Firm to enable or disable a restricted give up.

Indicate Exchange that Clearing Member Firm is requesting to restrict OCC number *(Check all that apply)*	
☐ NYSE American Options	☐ NYSE Arca Options

1. Exchange Clearing Firm Information

Clearing Member Firm Name		CRD #	
Business Contact Name			
Business Contact E-mail Address			

2. Give up Information

The above referenced Clearing Member Firm authorizes the Exchange(s) to enable or disable give ups for the following Member Firms. *(**NOTE**: Check the box to indicate whether the give up is to be enabled or disabled)*				Enable give up	Disable give up
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐
Member Firm Name:		OCC #:		☐	☐

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email at CRS@nyse.com.

Options Clearing Member Firm Restriction Form

NYSE American LLC and NYSE Arca, Inc.
(each an “Exchange”)

To be completed by an Exchange Clearing Member Firm to restrict an Options Clearing Corporation (“OCC”) registered clearing number for give up business on the Exchange(s).

Indicate Exchange that Clearing Member Firm is requesting to restrict OCC number *(Check all that apply)*	
☐ NYSE American Options	☐ NYSE Arca Options

Exchange Clearing Member Firm Information

Clearing Member Firm Name: ______________________ CRD#: ______________

OCC Number: ______________________

In accordance with Exchange rules, the Clearing Member Firm listed above authorizes the Exchange(s) to restrict the OCC number listed above and require prior authorization for its use as a give up on the Exchange(s) specified above.

By executing this Options Clearing Member Restriction Form, the Clearing Member Firm grants the Exchange(s) permission to publish the Clearing Member Firm’s restricted OCC number on NYSE’s website for purposes of providing notice to other Exchange Member Firms that the Clearing Member Firm’s OCC number will not be available for give up without clearing authorization.

A separate Options Clearing Member Firm Restriction Form is required for each restricted OCC number.

NOTE: Once an OCC number is marked as restricted, no Exchange Member Firm will be able to use that restricted OCC number unless they are authorized by the Clearing Member Firm pursuant to the applicable Exchange rules. To authorize or revoke an Exchange Member Firm’s use of a restricted OCC number, please submit the Authorization or Revocation of Restricted Clearing Number Form to crs@nyse.com.

Authorized Signature: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

Clearing Member Firm Contact Team for Authorization (to be provided to market participants):

Email Address: ______________________ Phone: ______________

Please return to Client Relationship Services via email at CRS@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Texas, Inc. and NYSE National, Inc.
(an “Exchange” or the “Exchanges,” as relevant)

This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below) which covers all NYSE Trading Sessions (Early Trading Session, Core Trading Session, Late Trading Session and Overnight Trading Session). Clearing Member Firm may request to opt out of the Overnight Trading Session (currently only available for NYSE Arca Equities) by completing the separate Overnight Trading Session Opt Out Request Form.

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Texas

The term “Member” refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term “Clearing Member” refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation (“NSCC”).

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ________________________
Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing Member	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member
Print Name / Title	Print Name / Title
Date	Date

Please return this form via email to crs@nyse.com.

OPTIONS CLEARING LETTER OF CONSENT

NYSE American LLC and NYSE Arca, Inc.
(an "Exchange" or the "Exchanges," as relevant)

This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below) and is deemed a Letter of Consent, Letter of Guarantee or Letter of Authorization pursuant to the rules of the noted Exchange(s).

Please select below which market(s) this Options Clearing Letter of Consent is to be used for and, if applicable, whether this form is also to be used as:

a) Market Maker Letter of Guarantee between the undersigned Market Maker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.36-O or NYSE American Rule 924NY, or both.

b) Floor Broker Letter of Authorization between the undersigned Floor Broker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.45-O or NYSE American Rule 932NY, or both.

☐ NYSE American Options

- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

☐ NYSE Arca Options

- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

The term "Member" refers to a registered broker-dealer that is a Trading Permit Holder of one or more Exchange and includes applicants to be a Member of one or more Exchange.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC").

The term "Market Maker Member" refers to a Member with at least one natural person who is registered as a Market Maker on the Exchange(s) pursuant to NYSE Arca Rule 6.33-O or NYSE American Rule 921NY, or both.

The term "Floor Broker Member" refers to a Member with at least one natural person who is registered as a Floor Broker on the Exchange(s) pursuant to NYSE Arca Rule 6.44-O or NYSE American Rule 931NY, or both.

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

____
Member

____
CRD#

With respect to Market Maker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility (check all that apply):

☐ For all Exchange options transactions as defined in NYSE Arca Rule 1.1 and NYSE American Rule Rule 900.2NY (23) made by the undersigned Market Maker Member

☐ For all Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Market Maker Member

With respect to Floor Broker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility when the name of the Clearing Member is given up (check all that apply):

☐ For the clearance of all Exchange options transactions as defined in NYSE Arca Rule 1.1 and NYSE American Rule Rule 900.2NY (23) made by the undersigned Floor Broker Member

☐ For the clearance of all Exchange Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Floor Broker Member

OPTIONS CLEARING LETTER OF CONSENT (CONTINUED)

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_______________ Clearing Member (Broker-Dealer Name)	_______________ Member (Broker-Dealer Name)
_______________ Clearing Member (OCC Clearing #)	_______________ Member (CRD #)
_______________ Authorized Signatory of Clearing Member	_______________ Authorized Signatory of Member
_______________ Print Name / Title	_______________ Print Name / Title
_______________ Date	_______________ Date

Please return this form via email to crs@nyse.com

NYSE Exchanges Retail Attestation Form

Instructions: This form is to be completed by a Member[1] of New York Stock Exchange LLC ("NYSE"), NYSE Arca, Inc., ("NYSE Arca"), or NYSE American LLC ("NYSE American") (collectively, the "NYSE Exchanges") that would like to submit either (1) Retail Orders in connection with the NYSE Rule 7.44 Retail Liquidity Program ("RLP"); or (2) orders with a retail modifier that are eligible for retail-specific rates that may be offered from time to time by one or more NYSE Exchanges. Members wishing to submit "Retail Orders" under the NYSE RLP should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.

An order designated as a "Retail Order" (either as a "retail" modifier or "Retail Order" for purposes of rates on the applicable NYSE Exchange fee schedule or as a "Retail Order" for purposes of the NYSE RLP) is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE Exchanges by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If a Member uses an algorithm to determine to send an existing order as a Retail Order to one or more NYSE Exchanges, such order is eligible for rates applicable to Retail Orders and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the Member ensures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the requirement preventing changes to the terms of the order (e.g., price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

A Member may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the Member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the Member is relying on this exception comply with applicable FINRA rules.

A Member that has previously submitted a Retail Attestation Form for either NYSE or NYSE Arca will be deemed to have submitted a form for other NYSE Exchanges and does not need to complete this form to be eligible for rates for Retail Orders that may be available on other NYSE Exchanges from time to time.

Please select below which market(s) your firm would like to participate with:

☐ NYSE ☐ NYSE Arca Equities ☐ NYSE American Equities

1. Member Information

Name of Member	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

1 The term "Member" as used herein refers to a member organization and/or Equity Trading Permit Holder, as applicable, of one or more NYSE Exchanges and includes applicants for membership of one or more NYSE Exchanges.

2. Business and Technology Questions

Members may designate Retail Orders by entering the value “RET” in Fix Tag 57 (TargetSubID), or for Pillar Binary gateway, the RetailIndicator field will need to be set to 1.
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate agreement with each such firm. The NYSE Exchanges have a Retail Broker-Dealer Customer Agreement that we can provide for your convenience. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested

3. Retail Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to the NYSE Exchanges by the Member tagged as a Retail Order would meet the qualifications specified on this form for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as Retail Orders if all applicable requirements, including as described in NYSE Rule 7.44 as applicable, are met. Such WSPs also must require the Member to (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements, including that the Member maintain adequate substantiation that substantially all orders sent to the NYSE Exchanges as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if the Member represents Retail Orders from another broker-dealer customer, the Member’s WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as “retail” orders meet the definition of a Retail Order.

The Member must (i) obtain an annual written representation, in a form acceptable to the NYSE Exchanges, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the NYSE Exchanges; and (ii) monitor whether its broker-dealer customer’s Retail Order flow meets the applicable requirements.

Authorized Signatory of Member	
Print Name	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

Market Maker Authorized Trader Registration ("MMAT") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE National, Inc. and NYSE Texas, Inc.

This form is to be completed by a member organization, ATP Holder, OTP Firm or ETP Holder (each, a "Member") registering individuals as MMATs on New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National") or NYSE Texas, Inc. ("NYSE Texas") (each, an "Exchange")

Prior to completing this MMAT Form, the Member registering an MMAT should be familiar with the rules of the relevant Exchange(s), including, but not limited to NYSE Rule 7.21; NYSE American Rules 7.21E, 921NY and 921.1NY; NYSE Arca Rules 7.21-E, 6.33-O and 6.34-O; NYSE National Rule 7.21 and NYSE Texas Rule 7.21.

To be eligible for registration as a MMAT, as defined in Exchange rules, an individual must:

(i) successfully complete the required examination(s);
(ii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s); and
(iii) complete any orientation as prescribed by the Exchange and available on the Exchange's website (a copy of the completed orientation must be retained by the Member registering the MMAT).

MARKET MAKER MEMBER INFORMATION			
Member Organization Name:	______________________	CRD:	______________
Contact Name:	______________________	Title:	______________
Phone:	______________________	Email:	______________

INDICATE EXCHANGE FOR WHICH MMAT REGISTRATION IS BEING REQUESTED (CHECK ALL THAT APPLY)	
Equities MT - Market Maker Authorized Trader (Series 57)*†	**Options** OM - Market Maker (Series 57)
☐ NYSE ☐ NYSE American ☐ NYSE Arca ☐ NYSE National ☐ NYSE Texas	☐ NYSE American ☐ NYSE Arca

** Market Maker Orientation to be completed and maintained by Member Organization:*
https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Exchanges_Market_Maker_Orientation.pdf

† The Exchange does not intend to impose different registration requirements on Equity MMATs than are required of Securities Traders. Approved Securities Traders will qualify to register in the MT category.

MMAT Registration Request				
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"

Please use multiple copies of this Form to request additional MMAT registrations.
Completed Form should be returned to Client Relationship Services at crs@nyse.com.

Authorized Signatory of Firm: ______________________________

Print Name: ______________________ Date: ____________

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2026

EXHIBIT H

The attached set of documents comprise NYSE Arca, Inc.'s listing applications, including any agreements required to be executed in connection with listing. A schedule of listing fees is publicly available on the Exchange's website at www.nyse.com.

1. NYSE Arca ETP Original Listing Application and Agreement
2. NYSE Arca ETP New Listing Supplemental Listing Applications
3. NYSE Arca ETP Corporate Action Supplemental Listing Applications

Registered Name

<Insert Issuer Name>

Exchange

NYSE Arca

Original Listing Application and Agreement

Entries made below will be transferred to the Listing Application and Listing Agreement documents which can be viewed/downloaded from the "PDF Download" tab at any time after saving this form

1. Corporate Information

A. General Corporate Information

Corporation or Trust Name ("Issuer")

Address Information

Address of Principal Executive Offices

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Company Phone #

Company Website

Contact Detail

Full Name

Title

Phone

Email

Other Information

Country of Incorporation

Select...

State of Incorporation

Select...

Date of Incorporation

YYYY-MM-DD

Edgar CIK No

SEC '33 Act File No

SEC '40 Act File No

Foreign Private Issuer

Fiscal Year End

Select... Select...

B. Corporate Contacts

Show less

Role

Primary Contact with respect to Listing Application

Full Name	Phone	Email

Address		City	Country
			Select...
(address line 2)	*(address line 3)*	Zip Code	State
			Select...

Show less

Role

Outside Counsel Contact

Full Name	Phone	Email

Address		City	Country
			Select...
(address line 2)	*(address line 3)*	Zip Code	State
			Select...

Show less

Role

Investment Banker/Financial Advisor

Full Name	Phone	Email

Address		City	Country
			Select...
(address line 2)	*(address line 3)*	Zip Code	State
			Select...

C. Board Members

Does the Issuer rely on an exemption from 1934 Act Rule 10A-3?

Name	Title	Firm/Affiliation	Is Independent Board Member?	Is 10A-3 Independent?	Audit Committee	Audit start date	Board start date	Delete
			Select...	Select...	☐	YYYY-MI	YYYY-MI	☐

Name	Title	Firm/Affiliation	Is Independent Board Member?	Is 10A-3 Independent?	Audit Committee	Audit start date	Board start date	Delete
			Select...	Select...	☐	YYYY-MM	YYYY-MM	☐

Add

2. Securities to be Listed

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 5.2-E(j)(3), and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rule 5-E as may be amended from time to time;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
10. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
11. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
12. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 5.2-E(j)(3), and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rule 5-E as may be amended from time to time;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;

3. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2);
12. represents that, upon request, it will provide NYSE Arca with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

------ ×

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 5.2-E(j)(6), and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rule 5-E as may be amended from time to time;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Arca Rules 5.2-E(j)(6) and 5.5-E(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rules 5.2-E(j)(6) and 5.5-E(g)(2);
12. represents that, upon request, it will provide NYSE Arca with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Fund Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 5.2-E(j)(8), and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rule 5-E as may be amended from time to time;
2. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11");
3. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 5.2-E(j)(8);
8. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
9. represents that it will promptly notify NYSE Arca if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is materially noncompliant with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Arca Rule 5.2-E(j)(8); and
10. represents that it will provide NYSE Arca with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Transaction Type

New ETF Listing - Class ETF Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:
   i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
   ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.
2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);

3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;
9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca; and
10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

------ ×

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 8.600-E, and understands that, if the Fund is accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rules 5-E and 8.600-E as may be amended from time to time;

2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
10. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 8.600-E, and understands that, if the Fund is accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rules 5-E and 8.600-E as

may be amended from time to time;

2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Arca Rule 8.600-E applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rule 8.600-E;
11. represents that, upon request, it will provide NYSE Arca with portfolio data relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30,September 30 and December 31) the issuer will provide to NYSE Arca, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Arca Rule 8.600-E.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

------ ×

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 8.601-E and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rules 5-E and 8.601-E as may be amended from time to time;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Arca Rule 8.601-E) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
7. represents that the Actual Portfolio (as defined in NYSE Arca Rule 8.601-E) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 8.601-E;
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
10. represents that is will promptly advise NYSE Arca if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order;
12. represents that any person acting on behalf of the Fund will comply with Regulation Fair Disclosure under the Securities Exchange Act of 1934, including with respect to any Custom Basket (as defined in NYSE Arca Rule 8.601-E);
13. represents that with respect to each Custom Basket utilized by the Fund (if any), each business day, before the opening of trading in the Core Trading Session (as defined in NYSE Arca Rule 7.34-E(a)), the Issuer shall make publicly available on its website the composition of any Custom Basket transacted on the previous business day, except a Custom Basket that differs from the applicable Proxy Portfolio only with respect to cash; and
14. represents that any person or entity that has access to non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio, or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio, or changes thereto; moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of any Custom Basket, the Actual Portfolio and Proxy Portfolio, or changes thereto.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

------ ×

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Arca Rule 8.900-E and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Arca Rules 5-E and 8.900-E as may be amended from time to time;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
7. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 8.900-E;
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
10. represents that is will promptly advise NYSE Arca if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person or entity that has access to non-public information regarding the Fund's portfolio or the Creation Basket (as defined in NYSE Arca Rule 8.900-E) or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Fund's portfolio or the Creation Basket or changes thereto; Moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of the Fund's portfolio or the Creation Basket or changes thereto.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

------ ×

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

3. Securities Exchange Act of 1934 Exemptive Relief

Please indicate the method by which the Issuer will achieve the no-action/exemptive relief necessary to operate as a listed Exchange Traded Product. All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on NYSE Arca.

4. Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the applicant issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an applicant issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the applicant issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the applicant issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Issuer must provide the Exchange with a letter from counsel, certifying that, to the company's knowledge, no officer[*], board member, or non-institutional shareholder with greater than 10% ownership of the Issuer or a security to be listed has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

[*] As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

5. Attestation

The undersigned attests that, at the time of the filing of this application, the Issuer is deemed to have read and understood the Exchange's listing rules and requirements and, if approved for listing, intends to comply with all applicable listing rules and requirements on an ongoing basis. Further, the undersigned certifies that, to the best of his or her knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

6. Listing Agreement

The undersigned, being a duly authorized officer of [1], does hereby certify that this application and agreement are made pursuant to resolutions adopted by the Issuer's governing body to list the above securities on NYSE Arca, Inc. ("Exchange"):

1. The Issuer certifies that it (or its authorized agent) has read, understands, and agrees to be bound by and comply with all applicable listing rules, procedures, maintenance requirements, and policies, as contained in the NYSE Arca Rules, as may be amended from time to time.
2. The Issuer agrees that any future Supplemental Listing Application it may file will be considered an addendum to this agreement.
3. For purposes of publicity related to the Issuer's listing on the Exchange, the Issuer authorizes the Exchange to use the Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Issuer's listing on the Exchange.
4. The Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Issuer.
5. The Issuer will maintain a transfer office or agency (noted below) where the security(ies) herein referenced shall be transferable, and (unless such securities are issued in book-entry form only) will keep the office or agency supplied with sufficient certificates to meet the demands for transfer of the security(ies).

Transfer Agent Name

Transfer Agent Contact Name

Phone **Email**

Address **City** **Country**

Select...

(address line 2) ***(address line 3)*** **Zip Code** **State**

Select...

6. The Issuer certifies that the security(ies) has been accepted for deposit at DTCC and is:

Select...

7. The Issuer agrees to furnish to the Exchange on demand such information concerning the Issuer and the security(ies) as the Exchange may reasonably request.
8. The Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
9. The Issuer agrees to file all required periodic reports with the Securities and Exchange Commission ("SEC") by the due dates established by the SEC.
10. The Issuer agrees that nothing herein contained or inferred shall be construed as constituting the Issuer's contract for the continued listing of the Issuer's security(ies) on the Exchange. The Issuer understands that the Exchange may suspend its security(ies) with or without prior notice to the Issuer, upon failure of the Issuer to comply with any one or more sections of this agreement, or when the Exchange, in its sole discretion, shall determine that such suspension of dealings is in the public interest or otherwise warranted.
11. The Issuer acknowledges:

a. that the Exchange has broad discretion regarding the listing of any security and thus may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Issuer's security inadvisable or unwarranted in the opinion of the Exchange and such determination can be made even if the Issuer meets the Exchange's listing standards.
b. that in connection with the review of this application and agreement, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Issuer's securities, including, but not limited to, any material provided to or received from the SEC or other appropriate regulatory authority.
c. that it must provide the Exchange with the supporting documents it requires for listing the type of security(ies) indicated above.

12. The Issuer hereby confirms that to its knowledge, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Trust or the Fund has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

I certify that, to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

On this 16th day of June, 2026 attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	**Title**	**Signed On**
		—

Footnotes

1. In the event that the Issuer of the securities to be listed is an entity without officers and/or directors, the term "Issuer" as used herein shall encompass such entity as well as the entity responsible for its organization and/or continued management (its "Sponsor").

Documents to be Uploaded

By Laws

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SEC Approval Order

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Board Resolution Authorizing Listing

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Other

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Index File(s)

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Form 8-A

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Certificate of Incorporation

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Broadridge Consent Form

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Transfer Agent Agreement

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ETP Representation Letter

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Firewall or Advisor Representation Letter **
(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

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Supplemental Listing Application

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Prospectus

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Remarks/Comments on documents/links attached above

Recovery Policy Affirmations

—

Letters

Authorization Letter

—

[Supplemental Listing Applications (/Supplemental-Listing-Applications/)](/Supplemental-Listing-Applications/)

Application Number	Issuer	Exchange	Status
—		NYSE Arca	

Transactions

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
10. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

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Prospectus or Pricing Supplement

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Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

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Index Composition File within 30 days of the listing or effective date

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Index Methodology

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Form 8-A

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Other related document(s)

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Transaction Type

New ETP Listing - Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;

2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that the provisions of NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2) applicable to the above security will be complied with on a continual basis;
9. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2);
11. represents that, upon request, it will provide NYSE Arca with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

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Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)*

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Index Composition File within 30 days of the listing or effective date

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Index Methodology

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Form 8-A

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Other related document(s)

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Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;

3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that the provisions of NYSE Arca Rules 5.2-E(j)(6) and 5.5-E(g)(2) applicable to the above security will be complied with on a continual basis;
9. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rules 5.2-E(j)(6) and 5.5-E(g)(2);
11. represents that, upon request, it will provide NYSE Arca with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

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Add Link(s)

Firewall Representation

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

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Index Composition File within 30 days of the listing or effective date

—

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Add Link(s)

Index Methodology

—

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Add Link(s)

Form 8-A

—

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Add Link(s)

Other related document(s)

—

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Transaction Type

New ETP Listing - Exchange Traded Fund Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11");
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 5.2-E(j)(8);

7. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Arca if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is materially noncompliant with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Arca Rule 5.2-E(j)(8); and
9. represents that it will provide NYSE Arca with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

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Index Composition File within 30 days of the listing or effective date

—

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Add Link(s)

Index Methodology

—

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Form 8-A

—

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Other related document(s)

—

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Transaction Type

New ETF Listing - Class ETF Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:
   i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
   ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.
2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);
3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;
9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca; and

10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)**

—

Choose Files No file chosen

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Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

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Add Link(s)

Form 8-A

—

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Add Link(s)

Other related document(s)

—

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Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

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Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)**

—

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Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and

9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature
Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)
Note: Please save attached documents prior to submitting the application.

SEC Approval Order
—
Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement
—
Choose Files No file chosen

Add Link(s)

Firewall Representation
(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)
—
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Form 8-A
—
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Other related document(s)
—
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Transaction Type

Change to Managed Fund Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. Represents that the provisions of NYSE Arca Rule 8.600-E applicable to the above security will be complied with on a continual basis;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rule 8.600-E;
10. represents that, upon request, it will provide NYSE Arca with portfolio data relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date

—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

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Prospectus or Pricing Supplement

—

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Firewall Representation
(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

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Other related document(s)

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Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
2. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;
3. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
4. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Arca Rule 8.601-E) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
6. represents that the Actual Portfolio (as defined in NYSE Arca Rule 8.601-E) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 8.601-E;
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that is will promptly advise NYSE Arca if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
10. represents that it will promptly advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order;
11. represents that any person acting on behalf of the Fund will comply with Regulation Fair Disclosure under the Securities Exchange Act of 1934, including with respect to any Custom Basket (as defined in NYSE Arca Rule 8.601-E);
12. represents that with respect to each Custom Basket utilized by the Fund (if any), each business day, before the opening of trading in the Core Trading Session (as defined in NYSE Arca Rule 7.34-E(a)), the Issuer shall make publicly available on its website the composition of any Custom Basket transacted on the previous business day, except a Custom Basket that differs from the applicable Proxy Portfolio only with respect to cash; and
13. represents that any person or entity that has access to non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio or changes thereto; moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of any Custom Basket, the Actual Portfolio and Proxy Portfolio or changes thereto.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
2. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;

3. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
4. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
6. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 8.900-E;
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that is will promptly advise NYSE Arca if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
10. represents that it will promptly advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
11. represents that any person or entity that has access to non-public information regarding the Fund's portfolio or the Creation Basket (as defined in NYSE Arca Rule 8.900-E) or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Fund's portfolio or the Creation Basket or changes thereto; Moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of the Fund's portfolio or the Creation Basket or changes thereto.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

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SEC Approval Order

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Expected Listing Date/Effective Date

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Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;

9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

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SEC Approval Order

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Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

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Application Number	Issuer	Exchange	Status
—		NYSE Arca	

Transactions

Transaction Type

Change to Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name

New Index / Reference Asset Provider

New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;

3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that the provisions of NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2) applicable to the above security will be complied with on a continual basis;
9. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2);
11. represents that, upon request, it will provide NYSE Arca with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

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Prospectus or Pricing Supplement

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Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)*

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Index Composition File within 30 days of the listing or effective date

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Index Methodology

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Transaction Type

Change to Managed Fund Shares (19b-4 Filing) × ▾

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. ~~represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;~~
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Arca with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

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SEC Approval Order

—

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Prospectus or Pricing Supplement

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Firewall Representation**

(***Please*** ***download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx)*** ***and after filling out the required information please reattach/upload it*)****

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Transaction Type

Change to Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Arca to be book-entry only;

4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. Represents that the provisions of NYSE Arca Rule 8.600-E applicable to the above security will be complied with on a continual basis;
9. represents that it will advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca Rule 8.600-E;
10. represents that, upon request, it will provide NYSE Arca with portfolio data relating to the above referenced security (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

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Prospectus or Pricing Supplement

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Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)**

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Transaction Type

ETP Issuer Name Change

Expected Listing Date/Effective Date

YYYY-MM-DD

New Registered Issuer Name

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By

Title

Date

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Supporting Documentation (*final documents not required at time of submission*)

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Certified Board Resolution

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ETP Name/CUSIP/Symbol Change / Other

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

New Symbol	New Registered Security Name	CUSIP

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

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Certified Board Resolution

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Transaction Type

ETP Stock Split (Forward or Reverse) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	**Security Type**	**Symbol**	**CUSIP**
Select...	—	—	—

New CUSIP	**Split Ratio (From)**	**Split Ratio (To)**

Adviser	**Sub adviser**

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

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Certified Board Resolution

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Transaction Type

Index Change / Change In Investment Strategy ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name

New Index / Reference Asset Provider

New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from**

such other person to do so.

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

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EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2026

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2025 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Affiliates
Year Ended December 31, 2025
With Report of Independent Auditors

NYSE Arca, Inc. and Affiliates

Consolidated Financial Statements

Year Ended December 31, 2025

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Affiliates

Opinion

We have audited the consolidated financial statements of NYSE Arca, Inc. and Affiliates (the Company), which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

EY
Shape the future
with confidence

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

June 24, 2026

NYSE Arca, Inc. and Affiliates

Consolidated Balance Sheet

(In Millions)

December 31, 2025

Assets		
Current assets:		
Cash and cash equivalents	$	15
Accounts receivable, net		95
Due from affiliates		171
Income tax receivable		1
Loan receivable from affiliate		1,316
Other current assets		22
Total current assets		1,620
Non-current assets:		
Property and equipment, net		6
Goodwill		563
Other intangible assets, net		900
Other non-current assets		239
Total non-current assets		1,708
Total assets	$	3,328
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	69
Due to affiliates		983
Total current liabilities		1,052
Non-current liabilities:		
Deferred income taxes		277
Other non-current liabilities		18
Total non-current liabilities		295
Total liabilities		1,347
Equity		1,981
Total liabilities and equity	$	3,328

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Affiliates

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2025

Revenues:	
Transaction fees	$ 1,980
Listing fees	21
Data services fees	95
Affiliate fees	7
Other	55
Total revenues	2,158
Transaction-based expenses:	
Section 31 fees	192
Cash liquidity payments, routing and clearing	1,693
Total revenues less transaction-based expenses	273
Operating expenses:	
Compensation and benefits	6
Technology and communications	2
Professional services	11
Rent and occupancy	1
Selling, general and administrative	1
Depreciation and amortization	12
Affiliate	97
Total operating expenses	130
Operating income	143
Other income:	
Interest and other income, net	88
Income before income tax expense	231
Income tax expense	59
Net income	$ 172
Other comprehensive income:	
Other comprehensive income	1
Total comprehensive income	$ 173

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Affiliates

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2025

Balance at January 1, 2025	$	1,813
Net income		172
Dividend paid to affiliate		(5)
OCI adjustment from investment in OCC		1
Balance at December 31, 2025	$	1,981

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Affiliates

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2025

Operating activities:	
Net income	$ 172
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12
Deferred income taxes	11
Change in assets and liabilities:	
Accounts receivable	(12)
Loans receivable from affiliates	(304)
Due from affiliates	(53)
Other assets	(27)
Accounts payable and accrued liabilities	(141)
Due to affiliates	351
Other liabilities	(9)
Total adjustments	(172)
Net cash used in operating activities	—
Financing activities:	
Dividend paid to affiliate	(5)
Net cash used in financing activities	(5)
Net change in cash and cash equivalents	(5)
Cash and cash equivalents, beginning of year	20
Cash and cash equivalents, end of year	$ 15
Supplemental cash and non-cash flow disclosure:	
Cash paid (received) for income taxes	$ (1)

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. (“NYSE Arca” or the “Exchange” or the “Company”) is a wholly-owned subsidiary of NYSE Group, Inc. (the “Parent”), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. (“ICE”). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization (“SRO”). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission (“SEC”). In addition to the Exchange, the Parent has four other subsidiary SRO’s: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Texas, Inc.

The Exchange is the regulator of its members. Certain of the Exchange’s regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., (“FINRA”) pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Exchange and its affiliates, which include NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the “Affiliates”). All intercompany balances and transactions between the Exchange and its Affiliates have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company’s affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company held $1 million of these type of investments.

Allowance for Doubtful Accounts

Under ASC 326, Financial Instruments - Credit Losses, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2025.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, the Exchange projects undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge related to long-lived assets and finite-lived intangible assets during the year ended December 31, 2025.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Pursuant to an election under ASC 740-10-30-27A, the Company elects to allocate current and deferred tax expense from the Parent's consolidated or unitary tax returns to the Exchange's consolidated financial statements. Income taxes reflected in the accompanying financial statements are generally calculated, or allocated from Parent, as if the Exchange filed separate income tax returns, except where a specific allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company’s separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange’s financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange’s financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Annual fees are charged based on the number of outstanding shares of the listed exchange traded products at the end of the prior year and recognized as revenue on a pro rata basis over the calendar year. The Exchange's revenue from listings fees for the year ending December 31, 2025 and deferred revenue balance as of December 31, 2025 were de minimis.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

For the year ended December 31, 2025, $105 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $168 million were related to services transferred over time.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income. No fees were collected by the SRO from May 14, 2025, though December 31, 2025 due to the SEC reducing the rate to $0.00/million.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recently Adopted Accounting Pronouncements

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, requires greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid. This ASU also requires disclosure of income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and disclosure of income tax expense (or benefit) from continuing operations broken out between federal, state/local and foreign.

We adopted this ASU as of December 31, 2025, and applied the recently adopted pronouncement and expanded our income tax disclosures by including both percentages and amounts in the rate reconciliation with additional disaggregated categories. We also expanded our 2025 income taxes paid disclosure to include income taxes paid by jurisdiction that meet certain quantitative thresholds. Refer to Note 5 for more information.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rata share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $38 million which is included in interest and other income, net on the consolidated statements of comprehensive income for the year ended December 31, 2025. There were no dividends received for the year ended December 31, 2025.

4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2025 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 790	$ —	Indefinite
Trade names	57	—	Indefinite
Customer relationships	185	(132)	17 years
Total	$ 1,032	$ (132)	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2025, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2026	$ 11
2027	11
2028	11
2029	11
2030	9
Total	$ 53

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2025 were as follows (in millions):

Income before income taxes:

Domestic	231
Foreign	—
Total	231

Income tax provision:

Current:		
Federal	$	40
State and local		8
Foreign		—
Total current		48
Deferred:		
Federal		6
State and local		5
Foreign		—
Total deferred		11
Total tax expense	$	59

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2025 was as follows (dollar amounts in millions):

	Amount		Percent
Federal statutory rate	$	49	21 %
State and local taxes (net of federal benefit)		11	5
Uncertain tax positions		(1)	—
Total provision for income taxes	$	59	26 %

The state and local income jurisdictions that contribute to the majority (greater than 50%) of the state tax effects in 2025 are Florida and New York State. The jurisdiction accounting for 5% or more of the total $(1) million cash received directly by the Company for income taxes for the year ended December 31, 2025 include, in millions, Pennsylvania for ($1).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2025 (in millions):

Deferred tax assets:		
Liability reserve		4
Other		1
Total deferred tax assets	$	5
Deferred tax liabilities:		
Acquired intangible assets	$	(235)
Equity investment		(47)
Total deferred tax liabilities		(282)
Net non-current deferred tax assets/(liabilities)	$	(277)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

For the year ended December 31, 2025 the unrecognized tax benefits decreased by $2 million to a total ending balance of $13 million, mainly due to reductions based on tax positions related to the prior year.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2025, the Exchange recognized $0 million of tax expense for interest and penalties. Accrued interest and penalties were $3 million as of December 31, 2025. Tax years prior to 2015 no longer remain subject to examination.

6. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2025, expenses of $97 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange acts as a routing agent of New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Texas, Inc. by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2025, revenues of $7 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2025, the Exchange had a $171 million receivable and a $983 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $2 million have been received from affiliates and payments of $23 million have been made to affiliates during the year ended December 31, 2025.

As of December 31, 2025, the Exchange had a loan receivable from the Parent of $1,316 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month SOFR rate applied to the principal amount outstanding. During the year ended December 31, 2025, interest income of $50 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of comprehensive income.

As of December 31, 2025, the Exchange had no loan payable to ICE. No amounts were borrowed and repaid in 2025 by Archipelago Securities, LLC and Archipelago Trading Services, Inc., affiliates of the Exchange, to fund their operations under a revolving note and cash subordination agreement that bears interest equal to the three month SOFR rate applied to the principal amount outstanding. During the year ended December 31, 2025, interest expense is de minimis and has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of comprehensive income.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. It is a comprehensive database that tracks all trading activity in U.S. listed equities and options markets reported by market participants. The first phase went live in 2018 and the final phase went live in 2024. Prior to SEC approval of billing of certain costs to broker-dealers beginning in 2024, funding for the CAT was provided primarily by the SROs, partly in exchange for promissory notes.

In September 2023, the SEC approved a funding model that shared the on-going costs of the CAT between SROs and broker-dealers and included repayment of the SROs promissory notes. The plan administrator, Consolidated Audit Trail LLC or CAT LLC, started billing the industry participants in September 2024. The funding model was subsequently vacated by the United States Court of Appeals for the Eleventh Circuit in July 2025 and billings ceased after the November 2025 billing period. A revised funding model was filed with the SEC in September 2025 and approved in March 2026. Fees resumed being charged in May 2026.

Prior to the billings ceasing, the Exchange received $11 million from CAT LLC for repayment of promissory notes. As of December 31, 2025, the Exchange has accrued approximately $8 million as a current receivable and $29 million as a non-current receivable in the consolidated balance sheet. There were no payments by the SRO to CAT during the year.

In addition to increased risk in connection with our regulatory obligations, the implementation of the CAT has resulted in, and in the future could continue to result in significant additional expenditures, which may not be reimbursed.

The Exchange evaluated the CAT promissory note receivable under the current expected credit loss model and determined that no allowance for expected credit losses was required as of December 31, 2025. This conclusion was based on historical repayment activity, the resumption of billing under the revised SEC-approved funding model, and management's expectation that the receivable remains collectible through industry-wide CAT fee assessments.

8. Regulatory Requirements

The Exchange has two affiliates that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). AS acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2025, AS and ATS had net capital of $17 million and $6 million, respectively, which was $17 million and $6 million in excess of the net capital requirement, respectively.

9. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2025 were $261 thousand related to the Parent's defined contribution plans.

10. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

11. Segment Reporting

The Company is engaged in a single line of business as a securities exchange. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The consolidated statement of comprehensive income in the accompanying financial statements presents the segment revenue and significant expenses for the year ended December 31, 2025. The CODM does not review total assets.

Six customers accounted for more than 10% of total revenues less transaction-based expenses in 2025 and substantially all of the Exchange's revenue is from domestic customers.

12. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 24, 2026, the date the financial statements were issued, and determined that except for the event discussed in note 7, no other events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2026

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2026

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2026

EXHIBIT N

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

Martha Redding
Senior Director, Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 29, 2026

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2026 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2026 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Texas was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, supra note 1, at 20672.

ICE Corporate Structure as of June 12, 2026

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
Bakkt Management Holdings, LLC
ICE Credit SEF LLC
ICE Credit Hub, LLC
Chatham Energy, LLC
BRIX Holding Company, LLC
DCFB LLC
ICE Brazil Technology, LLC
Radiate, Inc.
ICE Digital Asset Execution, LLC
American Financial Exchange Holdings, Inc.
American Financial Exchange, LLC
Ballista Holdings, LLC
Trebuchet Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
ICE Markets Inc.
ICE Markets Corporation
10531561 Canada Inc.
ICE NGX Canada Inc.(3,17)
CalRock Brokers Inc.(6, 17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
ICE eConfirm LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited (2, 3, 12, 19, 21)
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
ICE Data Indices, LLC
ICE U.S. OTC Commodity Markets, LLC
ICE Private Credit Intelligence, LLC (50% Intercontinental Exchange Holdings, Inc.)
ICE Direct Clear, Inc.
ICE Derivatives Execution Services, LLC
ICE Futures U.S., Inc. (3)
ICE Clear U.S., Inc. (3)
eCops, LLC
Commodities Exchange Center (Dormant)
New York Futures Clearing Corporation (Dormant)
ICE Digital Trust, LLC(22)
Creditex Group, Inc.
ICE Processing, LLC
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (4, 5, & 18)
ICE 4165, LLC
Enterprises Aviation, LLC
ICE 5660, LLC
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE US Holding Company LP
<1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
The Clearing Corporation(3) (Dormant)
Guaranty Clearing Corporation (Dormant(3))
ICE Clear Credit LLC(3, 5)
ICE Trade Vault, LLC(3)
ICE Swap Trade, LLC(3)
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC (4, 5, 18)
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP
Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc.
ICE MT India Private Limited (>99% IntercontinentalExchange International, Inc., <1% Intercontinental Exchange Holdings, Inc)
ICE Data Services India Private Limited (>99% IntercontinentalExchange International, Inc., <1% Intercontinental Exchange Holdings, Inc)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

KEY TO REGULATED ENTITIES

1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20 MULTISTATE MONEY TRANSMITTER REGULATORS
21 Swiss Financial Market Supervisory Authority (FINMA)
22 New York State Department of Financial Services

FOREIGN AFFILIATE

UNITED STATES

ICE Corporate Structure as of June 12, 2026

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc.
NYSE Group, Inc.
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
ICE Data Services India Private Limited (>99% IntercontinentalExchange International, Inc., <1% Intercontinental Exchange Holdings, Inc)
ICE MT India Private Limited (>99% IntercontinentalExchange International, Inc., <1% Intercontinental Exchange Holdings, Inc.)
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc. (5)
NYSE American LLC (5)
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
New York Stock Exchange LLC(5)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NSX Securities LLC
NYSE Texas Holdings, Inc.
NYSE Texas, Inc.(5)
CHXBD, LLC
FOREIGN AFFILIATE
UNITED STATES

ICE Corporate Structure as of June 12, 2026

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ICE Europe Parent Limited
Aether IOS Limited
ICE Securities Netherlands B.V.
Exchange Participations Limited
(Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings
(Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Clear UK Limited (DORMANT)
essDOCS Limited
essDOCS EMEA Limited
ICE Digital Trade Management Limited (essDOCS Limited 99.9%, essDOCS EMEA Limited .1%)
essDOCS (MED) M.E.P.E
essDOCS VENTURES I LIMITED
ICE Digital Trade Origin Limited
ICE Trade Vault Europe Limited(15)
ICE GreenTrace Limited
ICE Markets Limited(2)
ICE Futures Holdings Limited
ICE Education Limited
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Warrants Limited
ICE Clear Europe Limited (3 &10)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
FOREIGN AFFILIATE
UNITED STATES

ICE Corporate Structure as of June 12, 2026

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
Interactive Data Holdings Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
ICE Data Services International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Andrew Kalotay Associates, Inc.
IDCO Worldwide Holdings Limited
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
StrikeNET LLC
IDCO Overseas Holdings Limited
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
Engaged Tracking (ET) Index Ltd
FOREIGN AFFILIATE
UNITED STATES

ICE Corporate Structure as of June 12, 2026

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc.
ICE Mortgage Technology, Inc.
Capsilon Holdings, S.a.r.l.
ICE MT Poland Sp z.o.o. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))
Capsilon Holdings Limited
Black Knight Inc.
Black Knight Financial Services, Inc.
Black Knight Financial Services, LLC
BKFS I Services, LLC
Black Knight InfoServ, LLC
Black Knight Government Solutions, LLC
Black Knight Technologies, LLC
Black Knight Data & Analytics, LLC
Black Knight IP Holding Company, LLC
TOMN Holdings, Inc.
Black Knight Servicing Technologies, LLC
Optimal Blue I, LLC
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Simplifile Holdings, Inc.
Simplifile LC
SnapNHD, LLC (51% ICE Mortgage Technology Holdings, Inc.)

FOREIGN AFFILIATE

UNITED STATES